As filed with the Securities and Exchange Commission on November 27, 2020

Registration No. 333-248552

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

REGISTRATION STATEMENT

UNDER

SCHEDULE B

OF

THE SECURITIES ACT OF 1933

PROVINCE OF ALBERTA

(CANADA)

(Name of Registrant)

James Rajotte

Alberta’s Senior Representative to the United States

Alberta Washington D.C. Office

Canadian Embassy

501 Pennsylvania Avenue N.W.

Washington, D.C. 20001

Phone: 202-448-6475

(Name and Address of Authorized Agent in the United States)

Copies to:

LOWELL EPP Assistant Deputy Minister, Treasury and Risk Management Treasury Board and Finance 8th fl. Federal Building, 9820 — 107 Street Edmonton, Alberta T5K 1E7 (780) 422-4052	CHRISTOPHER J. CUMMINGS Paul, Weiss, Rifkind, Wharton & Garrison LLP Toronto-Dominion Centre 77 King Street West, Suite 3100 Toronto, ON Canada M5K 1J3 (416) 504-0520

Approximate date of commencement of proposed sale to the public: from time to time after this Registration Statement becomes effective as described herein.

The securities registered by this Registration Statement are to be offered on a delayed or continuous basis pursuant to Release Nos. 33-6240 and 33-6424 under the Securities Act of 1933, as amended.

As permitted by Rule 429 under the Securities Act of 1933, as amended, the Prospectus included in this Registration Statement is a combined prospectus relating also to $500,000,000 aggregate principal amount of Debt Securities and Warrants registered under Registration Statement No. 333-224299 which remains unsold. This Registration Statement, which is a new registration statement, also constitutes Post-Effective Amendment No. 1 to Registration Statement No. 333-224299 and such Post-Effective Amendment shall hereafter become effective concurrently with the effectiveness of this Registration Statement and in accordance with section 8(c) of the Securities Act of 1933, as amended.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the Registration Statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated November 27, 2020

Prospectus

PROVINCE OF ALBERTA

(Canada)

US$25,500,000,000

Debt Securities and Warrants

We may, from time to time, offer up to US$25,500,000,000 aggregate principal amount of debt securities, consisting of any combination of debentures, notes and bonds, or the equivalent in other currencies (plus such additional principal amount as may be necessary such that, if the debt securities are issued at an original issue discount, the aggregate initial offering price will not exceed US$25,500,000,000), and warrants to purchase debt securities. We will provide the specific terms of these debt securities and warrants in supplements to this prospectus. You should read this prospectus and the related prospectus supplements carefully before you invest.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated                 , 2020

The prospectus supplement that relates to your debt securities and warrants may update or supersede any of the information in this prospectus.

The words “the Province”, “we”, “our”, “ours” and “us” refer to the Province of Alberta.

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ABOUT THIS PROSPECTUS

This prospectus is part of a Registration Statement that we have filed with the Securities and Exchange Commission (the “SEC”), under a “shelf” registration process. Under this shelf process, we may offer, from time to time, the debt securities and warrants described in this prospectus in one or more offerings for a total aggregate principal amount of up to US$25,500,000,000 (plus such additional principal amount as may be necessary such that, if the debt securities are issued at an original issue discount, the aggregate initial offering price will not exceed US$25,500,000,000). This prospectus provides you with a general description of the debt securities and warrants we may offer. Each time we use this prospectus to offer debt securities and warrants we will provide a supplement to this prospectus that will contain specific information about the terms of that offering. The prospectus supplement may also add to, update or change the information this prospectus contains. Before you invest, you should carefully read this prospectus and any prospectus supplement together with the additional information contained in the documents we refer to under the heading “Where You Can Find More Information” below.

References in this prospectus to “$” or “Cdn$” are to lawful money of Canada and “US$” are to lawful money of the United States of America. The daily average exchange rate between the U.S. dollar and the Canadian dollar published by the Bank of Canada on November 26, 2020 was approximately Cdn$1.00 = US$0.77.

WHERE YOU CAN FIND MORE INFORMATION

The Province has filed with the SEC under the Securities Act a registration statement, of which this prospectus forms a part, covering the debt securities and warrants. This prospectus does not contain all of the information included in the registration statement. Any statement made in this prospectus concerning the contents of any contract, agreement or other document is not necessarily complete. If the Province has filed any contract, agreement or other document as an exhibit to the registration statement or incorporated such document by reference, you should read the exhibit for a more complete understanding of the document or matter involved. Each statement regarding a contract, agreement or other document is qualified in its entirety by reference to the actual document.

The Province is not subject to the requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). However, it commenced filing annual reports on Form 18-K with the SEC on a voluntary basis with respect to its fiscal year ended March 31, 2016. These reports include certain financial, statistical and other information about the Province. The Province’s SEC filings are available to the public from the SEC’s website at http://www.sec.gov.

The SEC allows the Province to “incorporate by reference” into this prospectus information filed with the SEC, which means that the Province can disclose important information to you by referring you to these documents.

This prospectus incorporates by reference the documents listed below:

•	the Province’s Annual Report on Form 18-K for the year ended March 31, 2020 and the exhibits thereto, and any amendments thereto on Form 18-K/A.

•

Each subsequent annual report on Form 18-K and any amendment on Form 18-K/A and any other information the Province files with the SEC pursuant to Sections 13(a) and 13(c) of the Exchange Act until it sells all of the debt securities and warrants authorized to be offered by this prospectus.

In addition, the following disclosure from the Province’s 2020-23 fiscal plan, filed as Exhibit 99.8 to the Province’s Form 18-K/A filed on March 6, 2020 (the “2020-23 Fiscal Plan”) is incorporated by reference in this prospectus and is filed as an exhibit to the registration statement of which this prospectus forms a part:

•	the fourth and fifth paragraphs under the heading “Efficient Public Services” on page 15 of the 2020-23 Fiscal Plan.

•	the first and second paragraphs under the heading “Risk Management” on page 19 of the 2020-23 Fiscal Plan.

•	all paragraphs and the chart under the heading “Risks to the Economic Outlook” on pages 71 to 73 of the 2020-23 Fiscal Plan.

•	the fifth, sixth and seventh paragraphs under the heading “Alberta’s Economic and Fiscal Contributions to Canada” on page 88 of the 2020-23 Fiscal Plan.

•	the twelfth, thirteenth and fourteenth paragraphs under the heading “Equalization” on page 94 of the 2020-23 Fiscal Plan.

•	the first paragraph under the heading “Other Federal-Provincial Fiscal Issues” on page 96 of the 2020-23 Fiscal Plan.

•	the first and second paragraphs under the heading “Alberta Health Services (AHS)” on page 124 of the 2020-23 Fiscal Plan.

•	the first, second and third paragraphs under the heading “Environment, Regional Planning and Development” on page 139 of the 2020-23 Fiscal Plan.

Each time the Province files a document with the SEC that is incorporated by reference, the information in that document automatically updates or supersedes the information contained in previously filed documents.

You may request a free copy of the annual report and amendments to the annual report by writing the Province at the following address:

Province of Alberta

Alberta Treasury Board and Finance

8th Floor, 9820 - 107 Street

Edmonton, Alberta

T5K 1E7

Telephone: (780) 638-3876

Attention: Investor Relations

We have not authorized anyone to provide any information other than that incorporated by reference or contained in this prospectus or any prospectus supplement or free writing prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are not making an offer of these debt securities and warrants in any state where the offer is not permitted by law. You should not assume that the information in this prospectus or any prospectus supplement or free writing prospectus is accurate as of any date other than the date on the front of those documents. Accordingly, we urge you to review each document we subsequently file with the SEC and incorporate by reference as described above for updated information.

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FORWARD-LOOKING STATEMENTS

The following documents relating to the Province’s debt securities and warrants offered by this prospectus may contain forward-looking statements:

•	this prospectus;

•	any prospectus supplement; and

•	the documents incorporated by reference into this prospectus.

Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. These statements are based on current plans, estimates and projections, which may change, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. We caution you that actual results may differ materially from those contained in any forward-looking statements.

PROVINCE OF ALBERTA

With a population of 4.4 million covering about 660,000 square kilometers (255,000 square miles), Alberta is the fourth largest province in both population and geographic area in Canada (which has a total population of approximately 37.6 million). Situated in the western part of the country, the Province is bordered by the Canadian Rocky Mountains to the west and other prairie provinces to the east, sharing an international border with the United States along its southern boundary. The geography of Alberta includes dry lands in the south-eastern portion of the Province, a mountainous region with coniferous forest running along the western border, prairie grasslands in central and southern regions, and mixed woodlands in northern and central areas.

A diverse mix of cultures and a relatively young, highly-educated workforce are represented in the Province, with more than half of the population located in the two largest urban centers, Edmonton and Calgary. Edmonton, the provincial capital, is a commercial, governmental and petrochemical refining nexus, serving as the primary supply and service hub for northern resource industries. Calgary, located to the south, serves as a financial and commercial center, and is home to many corporate head offices in the energy, natural resources, construction and engineering sectors.

Alberta’s energy industry (consisting mainly of oil and natural gas extraction, production, upgrading and transport/export) is the Province’s driving economic force, but is well-supported by other key industry segments including agriculture, forestry, manufacturing, professional and technical services, information and communication technologies, tourism, and financial and real estate sectors. With only 12 per cent of the national population, Alberta attracts close to one-quarter of all capital investment in Canada and is responsible for more than one-fifth of all Canadian goods exported internationally.

USE OF PROCEEDS

Unless otherwise indicated in the applicable prospectus supplement, the net proceeds to the Province from the sale of the debt securities and warrants by the Province will be used for general government purposes.

DESCRIPTION OF DEBT SECURITIES AND WARRANTS

The Province may issue debt securities and warrants in distinct series at various times. This section summarizes the terms of the debt securities and warrants that are common to all series. The particular terms and provisions of a series of debt securities and warrants, and how the general terms and provisions described below may apply to that series, will be described in a supplement to this prospectus.

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If the terms described in the prospectus supplement that relates to your series differ from the terms described in this prospectus, you should rely on the terms described in the prospectus supplement. The prospectus supplement that relates to your debt securities and warrants may update or supersede any of the information in this section.

General

The Province is, by one or more Orders of the Lieutenant Governor in Council of the Province of Alberta made pursuant to the Financial Administration Act (Alberta) from time to time, authorized to issue debt securities and warrants. The Order(s) of the Lieutenant Governor in Council of the Province of Alberta applicable to any tranche of debt securities (including any new Orders made subsequent to the date of this Registration Statement) will be specified in the applicable prospectus supplement. The debt securities will be our direct unsecured obligations and among themselves will rank pari passu and be payable without preference or priority. The debt securities will rank equally with all of our other unsecured and unsubordinated indebtedness and obligations from time to time outstanding. Payments of principal and interest on the debt securities will be payable out of the General Revenue Fund of the Province.

The prospectus supplement that relates to your debt securities will specify the following terms:

•	the price and aggregate principal amount of the debt securities;

•	the title of the debt securities;

•	the stated maturity date of the debt securities, which is the date on which the Province must repay the principal amount of the debt securities;

•	the interest rate which the debt securities will bear and, if variable, the method by which the interest rate will be calculated;

•	the issue date and the date from which interest will accrue, the dates on which the Province must pay interest, and the record dates for payment of interest;

•	where and how the Province will pay principal and interest;

•	whether and in what circumstances the debt securities may be redeemed or repaid before maturity;

•	whether and in what circumstances the debt securities may be convertible into debt securities of a different series or other indebtedness of the Province;

•	whether and in what circumstances sinking fund payments will be made;

•	whether any amount payable in respect of the debt securities will be determined based on an index or formula, and how any such amount will be determined;

•

whether the debt securities will be issued as discounted debt securities (bearing no interest or interest at a rate which at the time of issue is below market rates) to be sold at a substantial discount below their stated principal amount;

•	whether the debt securities will be issued with original issue discount for U.S. federal income tax purposes;

•	any foreign currency in which the Province may denominate or pay interest or principal on the debt securities;

•	whether any part or all of the debt securities will be in the form of a global security and the circumstances in which a global security will be exchangeable for definitive (physical) securities;

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•	the exchange or exchanges, if any, on which application for listing of the debt securities may be made; and

•	any other material terms of the debt securities.

If applicable, the prospectus supplement will also describe any material United States or Canadian federal income tax considerations applicable to the debt securities other than those described in this prospectus.

Prescription

The debt securities will become void unless presented for payment within a period of the lesser of two years, or the period that may otherwise be prescribed by law, from the date on which payment in respect of such debt securities become due and payable or if the full amount of the moneys payable on such date in respect of the debt securities has not been received by the fiscal agent on or prior to such date, the date on which notice is duly given to the holders of the debt securities that such moneys have been so received.

Form, Exchange and Transfer

The debt securities will be issued:

•	only in fully registered form;

•	without interest coupons; and

•	in minimum aggregate principal amounts of US$5,000 and integral multiples of US$1,000 for amounts in excess of US$5,000, or as described in the prospectus supplement.

The Province may, but is not required to, appoint a fiscal agent or agents to act on its behalf in connection with the debt securities. If appointed, the duties of the fiscal agent for any series of debt securities will be governed by a fiscal agency agreement for that particular series. The Province may appoint different fiscal agents for different series of debt securities and may vary or terminate the appointment of any fiscal agent at any time. The Province may maintain deposit accounts and conduct other banking and financial transactions with the fiscal agent. The fiscal agent, if any, will be the agent of the Province, will not be trustee for the holders of debt securities and will not have the same responsibilities or duties to act for such holders as would a trustee.

Unless otherwise specified in the prospectus supplement relating to the debt securities, the Province will maintain at an office in the Borough of Manhattan, the City of New York, a register for the registration of transfers of debt securities issued in registered form.

If debt securities are issued in definitive registered form, you may exchange debt securities registered in your name for other authorized denominations of the same series of equal aggregate principal amount. You may arrange to exchange or transfer debt securities registered in your name at the office of the fiscal agent or other person identified in the prospectus supplement. You will not be required to pay a service charge to transfer or exchange debt securities, but you may be required to pay for any tax or other governmental charge associated with the transfer or exchange. The transfer or exchange will be made after the fiscal agent or other person authorized by the Province is satisfied with your evidence of title.

Registered Global Securities

The prospectus supplement that relates to your debt securities will indicate whether any of the debt securities you purchase will be represented by one or more fully registered global debt securities. The aggregate principal amount of any global security equals the sum of the principal amount of all the debt securities it

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represents. The global security will be registered in the name of a depositary or its nominee identified in the prospectus supplement, and will be deposited with the depositary, its nominee or a custodian (the “depositary”). The specific terms of the depositary arrangement in respect of registered global securities will be described in the prospectus supplement relating to the global securities. Beneficial interests in the debt securities will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants of the depositary. The debt securities represented by a global security may not be transferred to the name of any other direct holder unless the special circumstances described below occur. Any investor wishing to beneficially own a debt security represented by a global security must do so indirectly through brokers, banks or other financial institutions who are participants in the depositary.

Special Investor Considerations for Global Securities

Our obligations, as well as the obligations of the fiscal agent and those of any agents retained by us or the fiscal agent, are owed only to persons who are registered as holders of debt securities. For example, once we make payment to the registered holder, we have no further responsibility for the payment even if that holder is legally required to pass the payment along to you but does not do so. As an indirect holder, an investor’s rights relating to a global security will be governed by the account rules of the investor’s financial institution and of the depositary, as well as general laws relating to these types of arrangements.

An investor should be aware that when debt securities are issued in the form of global securities:

•	the investor cannot get debt securities registered in its own name;

•	the investor cannot receive physical certificates for its interest in the debt securities;

•	the investor must look to its own bank, brokerage firm or financial institution for payments on the debt securities and protection of its legal rights relating to the debt securities;

•

the investor may not be able to sell or pledge interests in the debt securities to some insurance companies and other institutions that are required by law to hold the physical certificates of debt securities that they own;

•	the depositary’s policies will govern payments, transfers, exchanges and other matters relating to the investor’s interest in the global security;

•	the Province and the fiscal agent have no responsibility for any aspect of the depositary’s actions or for its records of ownership interests in the global security;

•	the Province and the fiscal agent do not supervise or review the records of the depositary in any way; and

•	the depositary will usually require that interests in a global security be purchased or sold within its system using same-day funds.

Special Situations When the Global Security Will be Terminated

In a few special situations described below, a global security will terminate and interests in it will be exchanged for physical certificates representing debt securities. After that exchange, an investor may choose whether to hold debt securities directly in its own name or indirectly through an account at its bank, brokerage firm or financial institution. Investors must consult their own banks or brokers to find out how to have their beneficial interests in debt securities transferred into their own names, so that they will be direct registered holders.

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The special situations for termination of a global security are:

•	when the depositary notifies us that it is unwilling, unable or no longer qualified to continue as depositary (unless a replacement depositary is named); and

•	when and if we decide to terminate a global security.

The prospectus supplement may list situations for terminating a global security that would apply only to the particular series of debt securities covered by the prospectus supplement. When a global security terminates, the depositary (and not the Province or the fiscal agent) is responsible for deciding the names of the institutions that will be the registered holders after the exchange and also for advising the Province and the fiscal agent what the names will be.

Payment of Interest and Principal

On every interest payment date specified in the prospectus supplement, the Province will pay the interest due on a debt security to the person in whose name the debt security is registered at the close of business on the related “record date”. The record date will be specified in the prospectus supplement.

We, our registrar and any of our paying agents appointed through a fiscal agency agreement shall treat the registered holders of the debt securities as the absolute owners thereof for all purposes whatsoever and all payments to or on the order of the registered holders shall be valid and shall discharge our liability and that of the registrar and any paying agent of the debt securities to the extent of the sum or sums so paid.

Unless otherwise specified in the prospectus supplement relating to the debt securities, the Province will make all payments of principal and interest on the debt securities available to the fiscal agent, if any, on the designated dates in immediately available funds. The fiscal agent, if any, will in turn make payments to the registered holders of the debt securities (or, in the case of a global security, to the depositary) as soon as possible. Any payments of principal and interest on the debt securities are subject to local laws and regulations, including any applicable withholding or other taxes.

Warrants

The Province may issue warrants for the purchase of debt securities, either separately or together with debt securities. The warrants, if any, will be issued under warrant agreements between the Province and a bank or trust company, as warrant agent. The terms of any such agreement will be described in the prospectus supplement that relates to your particular warrants. The prospectus supplement that relates to your particular warrants will describe the following terms:

•	the terms listed under the heading “Description of Debt Securities and Warrants—General”, as they relate to the particular debt securities you have the right to purchase if you exercise your warrants;

•	the amount of debt securities each warrant entitles you to purchase if you exercise your warrants and the purchase price to you of those debt securities;

•	the procedures you must follow and the conditions you must satisfy in order to exercise your warrants;

•	the dates on which your right to exercise your warrants begins and expires;

•	whether and when your warrants and any debt securities issued together with your warrants may be sold or transferred separately;

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•

whether the certificates that represent the warrants will be issued in registered or bearer form, whether they will be exchangeable as between such forms, and if issued in registered form, where the warrants can be transferred and registered;

•	whether and under what conditions the warrants may be terminated or cancelled by the Province; and

•

whether there are any material United States federal or Canadian income tax considerations applicable to the warrants, including possible original issue discount on debt securities issued with warrants.

Canadian Income Tax Considerations

The following summary (the “Canadian Tax Summary”) describes the principal income tax consequences which arise generally in Canada under the Income Tax Act (Canada) (the “Federal Act”) and in Alberta under the Alberta Personal Income Tax Act (the “Alberta Act”) and which are applicable to a holder of the debt securities or warrants who, at all relevant times, for the purposes of the Federal Act and any applicable income tax convention, is not a resident of Canada and is not deemed to be a resident of Canada and who does not use or hold and is not deemed to use or hold the debt securities or warrants in or in the course of carrying on a business in Canada and is not an insurer carrying on an insurance business in Canada and elsewhere and is not an authorized foreign bank carrying on a banking business in Canada within the meaning of the Federal Act (a “Non-Resident Holder”). This Canadian Tax Summary is based on the provisions of the Federal Act, the Alberta Act and regulations under those Acts as they exist on the date of this prospectus, proposed amendments thereto and the current administrative practices and policies published by the Canada Revenue Agency.

This Canadian Tax Summary includes Canadian and Albertan income tax considerations only. It does not include United States, provincial (other than Alberta), territorial or other income tax considerations nor does it include income tax considerations arising under any income tax convention or treaty between Canada and another country. It is not applicable to Canadian residents. No assurances can be given that changes in the law or administrative practices or future court decisions will not affect the tax treatment of a holder.

Neither principal nor interest paid or credited by the Province to a Non-Resident Holder in respect of the debt securities is subject to withholding tax under the Federal Act or the Alberta Act.

No other tax on income or capital gains is payable by a Non-Resident Holder under the Federal Act or the Alberta Act in respect of the debt securities, whether as a result of interest or principal being paid or credited by the Province to the Non-Resident Holder, a purchase by the Province from, or repayment by the Province to, the Non-Resident Holder, a redemption or other disposition.

No tax on income or capital gains is payable by a Non-Resident Holder under the Federal Act or the Alberta Act in respect of the warrants, whether as a result of their expiry or their exercise or disposition by the Non-Resident Holder.

In certain circumstances described under the heading “Description of Debt Securities and Warrants— Registered Global Securities—Special Situations When the Global Security Will be Terminated”, a global security representing debt securities will terminate and interests in it will be exchanged for physical certificates representing debt securities. No tax on income or capital gains is payable under the Federal Act or the Alberta Act as a result of any such exchange.

Canada and Alberta do not levy estate or inheritance taxes or succession duties. Alberta requires a probate fee to be paid upon estates probated in Alberta, calculated on the value of the estate. The estate of a person who was not ordinarily resident or domiciled in Alberta on death would not, by virtue only of the holding of debt securities or warrants by the estate, be required by law to be probated in Alberta.

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The above summary does not discuss all aspects of Canadian income taxation that may be relevant to you in light of your particular circumstances and income tax situation. You should consult with your own tax advisor as to the specific tax consequences that would result from your ownership and disposition of the debt securities, including the application and effect of provincial, local, foreign and other tax laws and the possible effects of changes in federal or other tax laws.

United States Income Tax Considerations

The following is a summary of the material United States federal income tax consequences of the ownership and disposition of U.S. dollar denominated debt securities to U.S. Holders (as defined below) that acquire debt securities at original issuance at their “issue price” and hold such debt securities as capital assets within the meaning of section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). This discussion is limited to debt securities whose “stated redemption price at maturity” does not, within the meaning of section 1273 of the Code, exceed their “issue price” by more than a de minimis amount. Tax consequences of debt securities with different terms will be addressed in the prospectus supplement. This summary is based on the Code, existing and proposed Treasury regulations promulgated under the Code, and administrative and judicial interpretations of the Code and those regulations (all as of the date of this prospectus and all of which are subject to change, possibly with retroactive effect). We have not requested, and will not request, a ruling from the United States Internal Revenue Service (the “IRS”) with respect to any of the United States federal income tax consequences described below, and as a result there can be no assurance that the IRS will not disagree with or challenge any of the conclusions described herein.

This summary does not discuss all of the tax consequences that may be relevant to prospective purchasers in light of their particular circumstances or to prospective purchasers subject to special rules, such as banks, financial institutions, insurance companies, tax-exempt organizations, dealers in securities or foreign currencies, persons who will hold debt securities as part of a hedging transaction, “straddle,” conversion transaction, or other integrated transaction, persons who use or are required to use mark-to-market accounting, persons who are subject to the alternative minimum tax, certain former citizens or residents of the United States, or persons whose functional currency (as defined in section 985 of the Code) is not the U.S. dollar. You should consult with your own tax advisors about the application of United States federal income tax law to your particular situation as well as any tax consequences arising under the federal estate and gift tax laws and the tax laws of any state, local or foreign jurisdiction.

For purposes of this summary, you are a U.S. Holder if, for United States federal income tax purposes, you are a beneficial owner of a debt security and either:

•	You are a citizen of the United States or a resident of the United States who is a natural person;

•

You are a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States or of any political subdivision of the United States;

•	You are an estate, and your income is subject to United States federal income taxation regardless of its source; or

•

You are a trust, and (i) both a United States court is able to exercise primary supervision over your administration, and one or more United States persons have the authority to control all of your substantial decisions, or (ii) you have a valid election in effect under applicable Treasury regulations to be treated as a United States person.

If a partnership or other pass-through entity holds a debt security, the United States federal income tax treatment of a partner (or other owner) generally will depend upon the status of the partner (or other owner) and upon the activities of the partnership (or other pass-through entity). Partners or owners of partnerships or other pass-through entities holding a debt security should consult their tax advisors.

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Interest

In general, you will be required to include payments of stated interest on the debt securities in your gross income as ordinary income at the time the interest is accrued or received in accordance with your method of accounting for United States federal income tax purposes. In general, any Canadian withholding tax imposed on interest payments in respect of the debt securities will be treated as a foreign income tax eligible for credit against a U.S. Holder’s United States federal income tax liability (or, at a U.S. Holder’s election, may, in certain circumstances, be deducted in computing taxable income). This interest will be foreign source income for foreign tax credit purposes and generally will be “passive category” income, but could, in certain circumstances, be “general category” income. The Code applies various complex limitations on the amount of foreign taxes that may be claimed as a credit. U.S. Holders are urged to consult their own tax advisors with respect to the amount of foreign taxes that can be claimed as a credit.

Sale, Exchange, Retirement or Other Taxable Disposition

Upon the sale, exchange, retirement or other taxable disposition of a debt security, you generally will recognize capital gain or loss equal to the difference between the amount realized on the sale, exchange, retirement or other taxable disposition (not including any amounts attributable to accrued but unpaid interest, which, unless you have previously included the interest in income, will be taxable to you as such) and your adjusted tax basis in the debt security. Your adjusted basis in a debt security generally will be the amount you paid to purchase the debt security. Your gain or loss will generally be a long-term capital gain or loss if you have held the debt security for more than one year. Non-corporate U.S. Holders, including individuals, generally are eligible for a reduced rate of taxation on long-term capital gain. The deduction of capital losses is subject to limitations under the Code. Your gain or loss generally will be U.S. source for foreign tax credit purposes.

Medicare Tax

Certain U.S. Holders that are individuals, estates or trusts are subject to a 3.8% tax on the lesser of (1) the U.S. Holder’s “net investment income” for the relevant taxable year and (2) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold. A U.S. Holder’s net investment income will generally include its interest income and its net gains from the disposition of debt securities, unless such interest income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. Holder that is an individual, estate or trust, you are urged to consult your tax advisor regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the debt securities.

Backup Withholding and Information Reporting

Certain backup withholding and information reporting requirements may apply to payments on the debt securities and to proceeds of the sale, exchange, retirement or other taxable disposition of the debt securities. In general, information reporting will apply to payments made through a U.S. paying agent or U.S. intermediary to a U.S. Holder. In the event that a U.S. Holder fails to file any such required form, the U.S. Holder could be subject to significant penalties. The Province, its agent, a broker, the relevant trustee or any paying agent, as the case may be, may withhold amounts from any of the payments to you if you do not furnish your taxpayer identification number (social security number or employer identification number), if you do not certify that you are not subject to backup withholding, or if you otherwise do not comply with the applicable requirements of the backup withholding rules. Certain U.S. Holders (including, among others, corporations) generally are not subject to the foregoing backup withholding and information reporting requirements.

Any amounts withheld under the backup withholding rules from a payment to you would be allowed as a credit against your United States federal income tax liability, and may entitle you to a refund, provided that the required information is furnished to the IRS. U.S. Holders are urged to consult their own tax advisors regarding the information reporting and backup withholding tax rules.

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Certain U.S. Holders who are individuals that hold certain “specified foreign financial assets” (which may include the debt securities) with an aggregate value in excess of certain thresholds are required to report information relating to such assets, subject to certain exceptions. U.S. Holders should consult their tax advisors regarding the effect, if any, of these requirements on their ownership and disposition of the debt securities.

The above summary does not discuss all aspects of United States federal income taxation that may be relevant to you in light of your particular circumstances and income tax situation. You should consult with your own tax advisor as to the specific tax consequences that would result from your ownership and disposition of the debt securities, including the application and effect of state, local, foreign and other tax laws and the possible effects of changes in federal or other tax laws.

Enforceability and Governing Law

We have not agreed to waive any immunity from the jurisdiction of the courts of the United States nor have we appointed an agent in the United States upon which process may be served. As a result, you may not be able to sue us in a United States court or enforce a judgment against us if granted by a United States court.

However, you may bring proceedings against us in the Alberta courts for matters arising under the debt securities or warrants. You may do so whether or not you are a resident of Alberta or a citizen of Canada and without any need to obtain the consent of any public official or authority. A lawsuit against us in the Alberta courts will be governed by the Proceedings Against the Crown Act (Alberta), which, for example, makes the remedies of specific performance and injunctions unavailable against us and prohibits jury trials in proceedings against us. Proceedings against us in the Alberta courts must be brought prior to the expiry of the applicable limitation period (generally two years).

Although any order obtained in an action brought in the Alberta courts against the Province may not be enforced by execution, the Proceedings Against the Crown Act further provides that upon receipt of a certificate of the proper officer of the court, in the event of a judgment against Alberta, the President of Treasury Board and Minister of Finance shall pay out of the General Revenue Fund to the person entitled, or to his order, the amount due including costs, if any, together with interest, if any, lawfully due thereon.

Further, in the absence of a waiver of immunity by the Province, it would be possible to obtain a United States judgment in an action against the Province only if a court were to determine that the United States Foreign Sovereign Immunity Act of 1976 (the “Foreign Sovereign Immunity Act”) precludes the granting of sovereign immunity.

However, even if a United States judgment could be obtained in any such action under the Foreign Sovereign Immunity Act, it may not be possible to obtain in Canada a judgment based on such a United States judgment. Moreover, execution upon property of the Province located in the United States to enforce a judgment obtained under the Foreign Sovereign Immunity Act may not be possible except under limited specified circumstances.

Unless otherwise provided in the applicable prospectus supplement, the debt securities and warrants and the fiscal agency agreement, if any, will be governed by the laws of Alberta and the laws of Canada applicable in Alberta.

PLAN OF DISTRIBUTION

The Province may sell debt securities and warrants to the public:

•	through underwriters or dealers;

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•	directly to purchasers; or

•	through agents.

The prospectus supplement with respect to each series of debt securities and/or warrants will set forth the terms of the offering of that series of debt securities and/or warrants, including the name or names of any underwriters, dealers or agents, the purchase price or prices of the debt securities and/or warrants, the proceeds to the Province from the sale of the debt securities and/or warrants, any underwriting discounts and other items constituting underwriters’ or agents’ compensation, any initial public offering price and any discounts, concessions or commissions allowed or reallowed or paid by any underwriter to other dealers. Any initial public offering price and any discounts, concessions or commissions allowed or reallowed or paid to dealers may be changed from time to time.

We may distribute debt securities and warrants from time to time in one or more transactions:

•	at a fixed price or prices, which may change;

•	at market prices prevailing at the time of sale;

•	at prices related to such prevailing market prices; or

•	at prices to be negotiated with purchasers.

Debt securities and warrants may be sold through agents designated by us. The agents will solicit offers by institutions to purchase the offered debt securities and/or warrants directly from the Province, pursuant to contracts providing for payment and delivery on a future date. The applicable prospectus supplement will set forth the commission we will pay to the agents and any conditions to the contracts. Unless otherwise indicated in the applicable prospectus supplement, any such agent will be acting on a best efforts basis for the period of its appointment and will not be acquiring such debt securities or warrants for its own account. The applicable prospectus supplement will also set forth whether underwriters will be obligated to purchase all of the debt securities and/or warrants offered thereby if any are purchased.

In connection with the sale of debt securities and warrants, the Province, or purchasers of debt securities and warrants for whom the underwriters may act as agents, may compensate the underwriters in the form of discounts, concessions or commissions. Underwriters, dealers and agents that participate in the distribution of debt securities and warrants may be deemed to be underwriters and any discount or commissions received by them from the Province, and any profit on the resale of debt securities and warrants by them, may be deemed to be underwriting discounts and commissions under the Securities Act of 1933, as amended (the “Securities Act”). The prospectus supplement will identify any underwriters with respect to the debt securities and warrants.

We may enter into agreements to indemnify underwriters, dealers and agents who participate in the distribution of debt securities and warrants against certain liabilities, including liabilities under the Securities Act, or to provide contribution with respect to payments which the underwriters, dealers or agents may be required to make in respect thereof.

DEBT RECORD

In the last 20 years, the Province has not defaulted on any of its direct or guaranteed debt obligations. During such period, payments have been made when due.

AUTHORIZED AGENT

The authorized agent of the Province in the United States is James Rajotte, at the Canadian Embassy, 501 Pennsylvania Avenue N.W., Washington, D.C. 20001, telephone: 202-448-6475.

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EXPERTS AND PUBLIC OFFICIAL DOCUMENTS

Information included or incorporated by reference in this prospectus, which is designated as being taken from a publication of the Province of Alberta, or any agency or instrumentality of either, is included or incorporated herein upon the authority of such publication as a public official document.

All financial and statistical information of the Province included or incorporated by reference in this prospectus, except as otherwise noted, has been taken or derived from records and publications of the Province, and is included in this prospectus on the authority of Lowell Epp, Assistant Deputy Minister, Treasury and Risk Management, Treasury Board and Finance.

LEGAL MATTERS

Unless otherwise indicated in the prospectus supplement, the legality of each series of debt securities and warrants offered by this prospectus, and certain other matters of Canadian and Alberta law, will be passed upon by the Department of Justice and Solicitor General, Province of Alberta.

Certain matters of United States law in connection with the offering of the debt securities and warrants will be passed upon by Paul, Weiss, Rifkind, Wharton & Garrison LLP, United States counsel to the Province.

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PART II

SUPPLEMENTAL INFORMATION

(THAT REQUIRED BY ITEMS (11), (13) AND (14) AND A PART OF THAT REQUIRED

BY ITEM (3) OF SCHEDULE B OF THE SECURITIES ACT OF 1933, AS AMENDED)

(1)	The following are the estimated expenses of the issuance and distribution of the securities being registered:

Registration fee	US$	3,245,000
Listing fees and expenses*		20,000
Printing expenses*		80,000
Rating agency fees*		75,000
Fiscal agent fees and expenses*		75,000
Legal fees and expenses*		485,000
Other*		—

Total	US$	3,980,000

* Estimate.

(2)

The Registrant hereby agrees to furnish an opinion or opinions of counsel, with respect to the legality of the issue, in connection with the offering of securities under this registration statement, and to furnish copies of the documents authorizing each issue of securities under this Registration Statement, and any other governmental approvals of the Registrant required in connection with this issue, in amendments to this Registration Statement or an amendment to the Registrant’s annual report on Form 18-K, in each case together with translations of the same into the English language.

(3)	All of the funded debt or floating debt of the Province is unsecured, hence there is no provision for substitution of security with regard thereto.

UNDERTAKINGS

The Province hereby undertakes:

(a)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”);

(ii)

to reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; and

(iii)

to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

provided, however, that the Registrant shall not be required to file a post-effective amendment otherwise required by clause (i) or (ii) above if the information required to be included in a post-effective amendment is contained in any report filed under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that is incorporated by reference in this Registration Statement.

(b)

That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(e)

That, for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as a part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(f)

That, for purposes of determining any liability under the Securities Act, each filing of the Province’s annual report on Form 18-K or of amendments thereto under the Exchange Act that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(g)

That, for the purpose of determining liability under the Securities Act to any purchaser each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering shall be deemed part of and included in the Registration Statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

CONTENTS OF REGISTRATION STATEMENT

This registration statement consists of

A.	The facing sheet;

B.	Part I, consisting of the Prospectus;

C.	Part II, consisting of pages II-1 through II-6;

D.	The following exhibits:

(A)	Form of Underwriting Agreement.

(B)	Form of Fiscal Agency Agreement, including Form of Debt Securities.

(C)	Form of Warrant Agreement, including Form of Warrants.*

(D)

The opinion of legal counsel of the Department of Justice and Solicitor General, Province of Alberta, including a consent relating thereto, in respect of the legality and validity of the Debt Securities and/or Warrants.

(E)	Consent of Lowell Epp, Assistant Deputy Minister, Treasury and Risk Management, Treasury Board and Finance (see Page II-6).

(F)

the fourth and fifth paragraphs under the heading “Efficient Public Services” on page 15 of the Province’s 2020-23 fiscal plan (the “2020-23 Fiscal Plan”) (incorporated by reference from Exhibit 99.8 to the Province’s Form 18-K/A filed on March 6, 2020).

(G)

the first and second paragraphs under the heading “Risk Management” on page 19 of the 2020-23 Fiscal Plan (incorporated by reference from Exhibit 99.8 to the Province’s Form 18-K/A filed on March 6, 2020).

(H)

all paragraphs and the chart under the heading “Risks to the Economic Outlook” on pages 71 to 73 of the 2020-23 Fiscal Plan (incorporated by reference from Exhibit 99.8 to the Province’s Form 18-K/A filed on March 6, 2020).

(I)

the fifth, sixth and seventh paragraphs under the heading “Alberta’s Economic and Fiscal Contributions to Canada” on page 88 of the 2020-23 Fiscal Plan (incorporated by reference from Exhibit 99.8 to the Province’s Form 18-K/A filed on March 6, 2020).

(J)

the twelfth, thirteenth and fourteenth paragraphs under the heading “Equalization” on page 94 of the 2020-23 Fiscal Plan (incorporated by reference from Exhibit 99.8 to the Province’s Form 18-K/A filed on March 6, 2020).

(K)

the first paragraph under the heading “Other Federal-Provincial Fiscal Issues” on page 96 of the 2020-23 Fiscal Plan (incorporated by reference from Exhibit 99.8 to the Province’s Form 18-K/A filed on March 6, 2020).

(L)

the first and second paragraphs under the heading “Alberta Health Services (AHS)” on page 124 of the 2020-23 Fiscal Plan (incorporated by reference from Exhibit 99.8 to the Province’s Form 18-K/A filed on March 6, 2020).

(M)

the first, second and third paragraphs under the heading “Environment, Regional Planning and Development” on page 139 of the 2020-23 Fiscal Plan (incorporated by reference from Exhibit 99.8 to the Province’s Form 18-K/A filed on March 6, 2020).

*	To be filed in an amendment to the Registrant’s Annual Report on 18-K incorporated by reference in, or an amendment to, this Registration Statement.

SIGNATURE OF REGISTRANT

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant, the Province of Alberta, has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Edmonton, Province of Alberta, Canada.

PROVINCE OF ALBERTA

By:	/s/ Lowell Epp
	Name:	Lowell Epp
	Title:	Assistant Deputy Minister, Treasury and Risk Management, Treasury Board and Finance

Edmonton, Alberta

Dated: November 27, 2020

SIGNATURE OF REGISTRANT’S AUTHORIZED AGENT IN THE UNITED STATES

Pursuant to the requirements of the Securities Act of 1933, as amended, set out below is the signature of an authorized agent of the Registrant in the United States.

PROVINCE OF ALBERTA

By:	/s/ James Rajotte
	Name:	James Rajotte
	Title:	Alberta’s Senior Representative to the United States, and Authorized Agent

Washington, D.C.

Dated: November 27, 2020

CONSENT

I hereby consent to the reference to me under the heading “Experts and Public Official Documents” in the Prospectus constituting Part I of the Registration Statement of the Province of Alberta with which this consent is filed.

PROVINCE OF ALBERTA

By:	/s/ Lowell Epp
	Name:	Lowell Epp
	Title:	Assistant Deputy Minister, Treasury and Risk Management, Treasury Board and Finance

Edmonton, Alberta

Dated: November 27, 2020

Exhibit A

Dated as of [●]

PROVINCE OF ALBERTA

U.S.$[●]

[●]% Bonds, Series [●], due [●], 20[●]

UNDERWRITING AGREEMENT

Province of Alberta

Underwriting Agreement

[●]

[●]

As representatives of the several Underwriters

c/o [•]

Dear Ladies and Gentlemen:

The Province of Alberta (the “Province”) proposes to issue and sell the principal amount of its debt securities identified in Schedule I hereto (the “Securities”) to the underwriters named in Schedule II hereto (the “Underwriters”), for whom you are acting as representatives (the “Representatives”). The Securities will be issued in the form of one or more fully registered permanent global securities (the “Global Securities”) registered in the name of Cede & Co., as the nominee of The Depository Trust Company (“DTC”), subject to the provisions of the fiscal agency agreement identified on Schedule I hereto (the “Fiscal Agency Agreement”). As of [•] (the “Time of Sale”), the Province had prepared the following information (collectively, the “Time of Sale Information”): the Basic Prospectus (as defined below) as supplemented by the Preliminary Final Prospectus (as defined below) dated [•] and the Issuer Free Writing Prospectus (as defined below), substantially in the form of Schedule I hereto. As used herein, “Issuer Free Writing Prospectus” shall have the meaning assigned to the term “issuer free writing prospectus” in Rule 433 under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”). This Agreement is to confirm the arrangements with respect to the purchase of the Securities by the several Underwriters.

1.    Representations and Warranties.    The Province represents and warrants to, and agrees with, the several Underwriters that:

(i)    The Time of Sale Information, at the Time of Sale and at the Closing Date (as hereinafter defined), did not and will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided that the Province makes no representation or warranty with respect to any statements or omissions made in reliance upon and in conformity with information furnished to the Province in writing by or on behalf of an Underwriter through the Representatives specifically for use in such Time of Sale Information. The Issuer Free Writing Prospectus in the form of Schedule I hereto complies in all material respects with the U.S. Securities Act.

(ii)    The Province has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement or registration statements under Schedule B of the U.S. Securities Act, which has or have become effective, for the registration of any Securities which may be sold in the United States under the U.S. Securities Act. Each such registration statement, as amended at the date of this Agreement, complies in all material respects with the requirements of the U.S. Securities Act and the rules and regulations thereunder. The Province has filed a Preliminary Final Prospectus (as defined below) with the SEC pursuant to Rule 424 under the U.S. Securities Act, which has been furnished to the Underwriters, and proposes to file with the SEC pursuant to Rule 424 under the U.S. Securities Act a supplement to the form of prospectus included in the most recent registration statement, or amendment thereto, filed with the SEC relating to the Securities and the plan of distribution thereof and has advised you of all further information (financial and other) with respect to the Province to be set forth therein. The registration statement or registration statements, including the exhibits thereto and the documents incorporated by reference therein, as amended at the date of this Agreement, is or are herein called the “Registration Statement”; the prospectus in the form in which it appears in the Registration Statement, including the documents incorporated by reference therein, is herein called the “Basic Prospectus”; the Basic Prospectus as supplemented to reflect the terms of the Securities and the terms of the offering thereof, in the form in which it shall be first filed with the SEC pursuant to Rule 424 under the U.S. Securities Act after the date hereof, including the documents incorporated by reference therein, is herein called the “Final Prospectus”; and any preliminary form of the Final Prospectus which has heretofore been filed pursuant to Rule 424 under the U.S. Securities Act, including the documents incorporated by reference therein, is herein called the “Preliminary Final Prospectus.”

(iii)    As of the date hereof, when the Final Prospectus is first filed pursuant to Rule 424 under the U.S. Securities Act, when, prior to the Closing Date (as hereinafter defined), any amendment to the Registration Statement becomes effective, when any supplement to the Final Prospectus is filed with the SEC and at the Closing Date, (a) the Registration Statement, as amended as of any such time and the Final Prospectus, as amended or supplemented as of any such time, complied and will comply in all material respects with the applicable requirements of the U.S. Securities Act and the rules and regulations thereunder and (b) the Registration Statement, as amended as of any such time, did not or will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading, and the Final Prospectus, as amended or supplemented as of any such time, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, and the summary set out in the Final Prospectus is not misleading, inaccurate or inconsistent when read with other parts of the Final Prospectus; provided, however, that the Province makes no representations or warranties as to the information contained in or omitted from the Registration Statement or the Final Prospectus or any amendment thereof or supplement thereto in reliance upon and in conformity with information furnished in writing to the Province by or on behalf of any Underwriter through the Representatives specifically for use in connection with the preparation of the Registration Statement or the Final Prospectus.

2.    Purchase and Sale. Subject to the terms and conditions and in reliance upon the representations and warranties herein set forth, the Province agrees to sell to each Underwriter, and each Underwriter, severally and not jointly, agrees to purchase from the Province, at the purchase price set forth in Schedule II hereto, the principal amount of the Securities set forth opposite such Underwriter’s name in Schedule II hereto.

3.    Delivery and Payment. Delivery of and payment for the Securities shall be made at the offices of Paul, Weiss, Rifkind, Wharton & Garrison LLP, Toronto-Dominion Centre, 77 King Street West, Suite 3100, Toronto, Ontario, Canada (or such other place as may be agreed to by the Representatives and the Province) at 9:00 A.M., Toronto time, on [•] (or at such time on such later date not later than five business days after such specified date as the Representatives and the Province shall agree upon), which date and time may be postponed by agreement between the Representatives and the Province or as provided in Section 10 hereof (such date and time of delivery and payment for the Securities being herein called the “Closing Date”). Delivery of the Global Securities shall be made to the Representatives or to their order for the respective accounts of the several Underwriters against payment by the several Underwriters through the Representatives of the purchase price thereof to the Province in immediately available (same day) funds by transfer to a U.S. dollar account specified by the Province. The Global Securities shall be substantially in the form annexed to the Fiscal Agency Agreement and registered in the name of Cede & Co., as nominee of DTC.

The Global Securities shall be made available for inspection and checking by the Representatives in Toronto, Ontario not later than 3:00 P.M. (Toronto time) on the business day prior to the Closing Date. For purposes of this Agreement, “business day” shall mean a day on which banking institutions in the City of New York, the City of Toronto, Ontario and the City of Edmonton, Alberta are not authorized or obligated by law or executive order to be closed.

4.    Listing. The Province agrees with the several Underwriters to file or cause to be filed an application to list the Securities on the Euro MTF Market, the exchange regulated market of the Luxembourg Stock Exchange (the “Stock Exchange”) as soon as possible after the Closing Date. References herein to “list”, “listed” or “listing” when used in relation to the Stock Exchange shall mean admitted to the Official List and admitted to trading on the Euro MTF Market. The Province shall use all reasonable efforts to cause the Securities to be listed on the Stock Exchange as soon as possible after the Closing Date. The Province further agrees to furnish to the Stock Exchange all documents, instruments, information and undertakings and to publish all advertisements or other material that may be necessary in order to effect the listing of the Securities and to cause the listing of the Securities on the Stock Exchange to be continued for so long as any of the Securities remain outstanding; provided, however, that if in the opinion of the Province, the continuation of such listing shall become unduly onerous, then the Province may delist the Securities from the Stock Exchange; provided, further, that if the

Securities are to be so delisted from the Stock Exchange, the Province will use its best efforts to obtain the admission to listing, trading and/or quotation of the Securities by another listing authority, securities exchange and/or quotation service as it may reasonably decide (including a market which is not a regulated market or a market outside of the European Economic Area), provided however that any such authority, exchange or service shall be commonly used for the listing and trading of debt securities in the international bond market, provided that nothing herein shall require the Province to seek an alternative admission to listing, trading and/or quotation of the Securities on any such authority, exchange or service where it would be, as reasonably determined by the Province, impractical or unduly burdensome to do so. The provisions of this Section 4 shall apply, mutatis mutandis, to any other listing authority, securities exchange and/or quotation service on which the Securities may be admitted to listing, trading and/or quotation.

5.    Agreements. (a) The Province and the several Underwriters agree that:

(i)    Prior to the termination of the offering of the Securities, the Province will not file any amendment to the Registration Statement, any supplement to the Time of Sale Information or the Final Prospectus, unless the Province has furnished to the Underwriters a copy for their review prior to filing and will not file any such proposed amendment, supplement or document to which the Underwriters reasonably object, except that the Underwriters may not object to the filing, as exhibits to an amendment on Form 18-K/A to the Province’s Annual Report on Form 18-K, of reports prepared by the Province in the ordinary course. Subject to the foregoing sentence, the Province will cause any Preliminary Final Prospectus and the Final Prospectus to be filed (or mailed for filing) with the SEC pursuant to Rule 424 under the U.S. Securities Act and the Province will file any Issuer Free Writing Prospectus to the extent required by Rule 433 under the U.S. Securities Act. Prior to the termination of the offering of the Securities, the Province will promptly advise the Representatives (i) when the Time of Sale Information, the Final Prospectus or any document that would as a result thereof be incorporated by reference in the Time of Sale Information or the Final Prospectus shall have been filed (or mailed for filing) with the SEC, (ii) when any amendment to the Registration Statement relating to the Securities shall have become effective, (iii) of any request by the SEC for any amendment of the Registration Statement or amendment of or supplement to the Time of Sale Information or the Final Prospectus or for any additional information relating thereto or to any document incorporated by reference in the Preliminary Final Prospectus or the Final Prospectus, (iv) of the issuance by the SEC of any stop order suspending the effectiveness of the Registration Statement or the institution or threatening of any proceeding for that purpose and (v) of the receipt by the Province of any notification with respect to the suspension of the qualification of the Securities for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose. The Province will use its best efforts to prevent the issuance of any such stop order and, if issued, to obtain as soon as possible the withdrawal thereof.

(ii)    Before using or filing any Issuer Free Writing Prospectus, other than the Issuer Free Writing Prospectus substantially in the form of Schedule I hereto, the Province will furnish to the Representatives and counsel for the Underwriters a copy of the proposed Issuer Free Writing Prospectus for review and will not use or file any such Issuer Free Writing Prospectus to which the Representatives reasonably object; provided that the Representatives may not object to a filing that is required under the U.S. Securities Act.

(iii)    If, at any time when a prospectus relating to the Securities is required to be delivered under the U.S. Securities Act, any event occurs as a result of which the Time of Sale Information or the Final Prospectus as then amended or supplemented would include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein in the light of the circumstances under which they were made not misleading, or if it shall be necessary to amend or supplement the Time of Sale Information or the Final Prospectus to comply with the U.S. Securities Act or the rules and regulations thereunder, the Province promptly will prepare and file with the SEC, subject to the first sentence in paragraph (a)(i) of this Section 5, an amendment or supplement at its own expense which will correct such statement or omission or an amendment which will effect such compliance.

(iv)    The Province will make generally available to its security holders and to the Representatives as soon as practicable after the close of its first fiscal year beginning after the date hereof, statements of its revenues and expenditures for such fiscal year which will satisfy the provisions of Section 11(a) of the U.S. Securities Act and the applicable rules and regulations thereunder.

(v)    The Province will furnish to the Representatives, upon request, copies of the Registration Statement (including exhibits thereto) and each amendment thereto which shall become effective on or prior to the Closing Date and, so long as delivery of a prospectus by an Underwriter or a dealer may be required by the U.S. Securities Act or publication of a prospectus may be required by the European Prospectus Regulation, as many copies of any Preliminary Final Prospectus, any Issuer Free Writing Prospectus, the Final Prospectus and any amendments thereof and supplements thereto as the Representatives may reasonably request.

(vi)    The Province will arrange for the qualification of the Securities for offer and sale and the determination of their eligibility for investment under the securities laws of such states and other jurisdictions of the United States as the Representatives may designate and will maintain such qualifications in effect so long as required for the distribution of the Securities; provided, however, that the Province shall not be obligated to take any action in connection with such qualification that would subject it to service of process generally or require it to qualify as a dealer in securities.

(vii)    The Province will pay all expenses in connection with (a) the preparation, issue, execution and delivery of the Securities (including fees of the registrar, fiscal agent, transfer agent and paying agents and the fees and expenses of the Province’s legal advisors in accordance with the respective agreements with the parties), (b) the fee incurred in filing the Registration Statement (including all amendments thereto), any Issuer Free Writing Prospectus and any Time of Sale Information with the SEC, (c) if applicable, all fees and expenses in relation to the listing of the Securities on the Stock Exchange and the maintenance of such listing and (d) any fee payable to rating services in connection with the rating of the Securities.

(viii)    The Province will pay all costs incurred in connection with the printing of the Final Prospectus and each Preliminary Final Prospectus (including all amendments thereof or supplements thereto), any Issuer Free Writing Prospectus and the cost of delivering the same to locations designated by the Underwriters, the Province and each of their counsel.

(b)    Each Underwriter agrees that:

(i)    It will cause the Representatives to deliver to the Province a letter prior to the Closing Date containing the total sales of the Securities made in the initial distribution in the United States together with an estimate of the number of Securities reasonably expected to be sold within the United States in secondary market transactions within 40 days of the Closing Date; provided, however, that the Underwriters shall bear no responsibility for any discrepancy between such estimate and the actual number of Securities sold within the United States pursuant to such secondary market transactions in such time period.

(ii)    It has not and will not use, authorize use of, refer to, or participate in the planning for use of, any “free writing prospectus” (as defined in Rule 405 under the U.S. Securities Act) (which term includes use of any written information furnished to the SEC by the Province and any press release issued by the Province) other than (A) the Issuer Free Writing Prospectus substantially in the form of Schedule I hereto or prepared pursuant to Section 5(a)(ii) above, or (B) any “free writing prospectus” prepared by such Underwriter and provided to and consented to by the Province in advance in writing (each such “free writing prospectus” referred to in this clause (B), an “Underwriter Free Writing Prospectus”); provided that the Underwriters may use a Bloomberg term sheet in accordance with Section 5(b)(iv) below.

(iii)    It has not and will not distribute any Underwriter Free Writing Prospectus referred to in Section 5(b)(ii)(B) in a manner reasonably designed to lead to its broad unrestricted dissemination unless the Province has consented in advance in writing to such dissemination.

(iv)    It has not used and will not use, without the prior written consent of the Province, any “free writing prospectus” that contains the final terms of the Securities unless such terms have previously been included in an Issuer Free Writing Prospectus filed or to be filed with the SEC; provided that the Underwriters may use a Bloomberg term sheet that contains some or all of the information in Schedule I hereto without the consent of the Province; and provided further that such Bloomberg term sheet, solely as a result of use by the Underwriters, would not trigger an obligation to file such free writing prospectus with the SEC pursuant to Rule 433 under the U.S. Securities Act.

(v)    It is not subject to any pending proceeding under Section 8A of the U.S. Securities Act with respect to the offering (and will promptly notify the Province if any such proceeding against it is initiated during the period that delivery of a prospectus by an Underwriter or a dealer may be required by the U.S. Securities Act).

(vi)    Solely for the purposes of the requirements of Article 9(8) of the MiFID Product Governance rules under Commission Delegated Directive (EU) 2017/593 (the “MiFID Product Governance Rules”) regarding the mutual responsibilities of manufacturers under the MiFID Product Governance Rules, [•] as one of the Representatives (the “Manufacturer”) understands the responsibilities conferred upon it under the MiFID Product Governance Rules relating to each of the product approval process, the target market and the proposed distribution channels as applying to the Securities and the related information set out in the Preliminary Final Prospectus and the Final Prospectus in connection with the Securities. The Underwriters and the Province note the application of the MiFID Product Governance Rules and acknowledge the target market and distribution channels identified as applying to the Securities by the Manufacturer and the related information set out in the Preliminary Final Prospectus and the Final Prospectus in connection with the Securities.

6.    Selling Restrictions.

(a)    European Economic Area and the United Kingdom. In relation to each member state of the European Economic Area (a “Member State”) or the United Kingdom, each of the Underwriters, on behalf of itself and each of its affiliates that participates in the initial distribution of the Securities, represents and agrees that it and each such affiliate has not made and will not make an offer of Securities which are the subject of the offering contemplated by the Final Prospectus to the public in that Member State or the United Kingdom except that it and each such affiliate may make an offer of such Securities to the public in that Member State or the United Kingdom:

(i)    to any legal entity which is a qualified investor as defined in Article 2(e) of the Prospectus Regulation (a “Qualified Investor”);

(ii)    to fewer than 150 natural or legal persons (other than Qualified Investors), as permitted under the Prospectus Regulation, subject to obtaining the prior consent of the relevant underwriter or underwriters nominated by the Province for any such offer; or

(iii)    in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of Securities shall require the Province or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer of Securities to the public” in relation to any Securities in any Member State or the United Kingdom means the communication in any form and by any means or presenting sufficient information on the terms of the offer and the Securities to be offered so as to enable an investor to decide to purchase or subscribe for the Securities, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129 (as amended).

(b)    United Kingdom. Each Underwriter, on behalf of itself and each of its affiliates that participates in the initial distribution of the Securities, represents and agrees that:

(i)    it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended the “FSMA”) received by it in connection with the issue or sale of the Securities in circumstances in which Section 21(1) of the FSMA does not apply to the Province; and

(ii)    it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Securities in, from or otherwise involving the United Kingdom.

(c)    Hong Kong. Each Underwriter, on behalf of itself and each of its affiliates that participates in the initial distribution of the Securities, represents and agrees that:

(i)    The Securities will not be offered or sold in Hong Kong, by means of the Preliminary Final Prospectus or any document, other than (i) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the “SFO”) and any rules made under the SFO, or (ii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong (the “C(WUMP)O”) or which do not constitute an offer to the public within the meaning of the C(WUMP)O.

(d)    Singapore. Each Underwriter, on behalf of itself and each of its affiliates that participates in the initial distribution of the Securities, represents and agrees that:

(i)    The Preliminary Final Prospectus has not been, and will not be, registered as a prospectus with the Monetary Authority of Singapore (the “MAS”), and the Securities will be offered pursuant to exemptions under the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”). Accordingly, the Preliminary Final Prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Securities may not be circulated or distributed, nor may the Securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the SFA pursuant to Section 274 of the SFA (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

(ii)    Where the Securities are subscribed or purchased in reliance of an exemption under Section 274 or 275 of the SFA, the Securities shall not be sold within the period of six months from the date of the initial acquisition of the Securities, except to (A) an institutional investor, (B) a relevant person or (C) any person pursuant to an offer referred to in Section 275(1A) of the SFA, unless expressly specified otherwise in Section 276(7) of the SFA. Where the Securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (x) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (y) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 2(1) of the SFA) or securities-based derivatives contracts (as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable within six months after that corporation or that trust has acquired the Securities pursuant to an offer made under Section 275 of the SFA except: (i) to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or (in the case of such corporation) where the transfer arises from an offer referred to in Section 276(3)(i)(B) of the SFA or (in the case of such trust) where the transfer arises from an offer referred to in Section 276(4)(i)(B) of the SFA; (ii) where no consideration is or will be given for the transfer; (iii) where the transfer is by operation of law; or (iv) pursuant to Section 276(7) of the SFA.

(e)    Japan. Each Underwriter, on behalf of itself and each of its affiliates that participates in the initial distribution of the Securities, represents and agrees that:

(i)    The Securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended) (the “FIEA”) and, accordingly, each of the underwriters, on behalf of itself and each of its affiliates that participates in the initial distribution of the Securities, has undertaken that it has not offered or sold and will not offer or sell any Securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (as defined under Item 5, Paragraph 1, Article 6 of the Foreign Exchange and Foreign Trade Control Law (Law No. 228 of 1949, as amended)) or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the benefit of, a resident of Japan except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEA and any other applicable laws, regulations and ministerial guidelines of Japan.

(f)    United Arab Emirates. Each Underwriter, on behalf of itself and each of its affiliates that participates in the initial distribution of the Securities, represents and agrees that the Securities have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Abu Dhabi Global Market and the Dubai International Financial Centre) other than in compliance with the laws, regulations and rules of the United Arab Emirates, the Abu Dhabi Global Market and the Dubai International Financial Centre governing the issue, offering and sale of securities. Further, the Preliminary Final Prospectus does not constitute a public offer of securities in the United Arab Emirates (including the Abu Dhabi Global Market and the Dubai International Financial Centre) and are not intended to be a public offer. The Preliminary Final Prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority, the Financial Services Regulatory Authority or the Dubai Financial Services Authority.

(g)    Sale and Distribution. In addition to the provisions of Sections 6(a) through (f) above, each of the Underwriters, on behalf of itself and each of its respective affiliates that participates in the initial distribution of the Securities, severally represents to and agrees with the Province that it and each of its respective affiliates has not offered, sold or delivered and will not offer, sell or deliver, directly or indirectly, any of the Securities or distribute the Basic Prospectus, any Preliminary Final Prospectus, the Final Prospectus, the Time of Sale Information, any “free writing prospectus”, or any other offering material relating to the Securities, in or from any jurisdiction except under circumstances that will, to the best of its knowledge and belief, after reasonable investigation, result in compliance with the applicable laws and regulations thereof and which will not impose any obligations on the Province except as contained in this Agreement. In addition, the Representatives agree with the Province to cause each selling group member to agree to comply with the restrictions on offers and sales of the Securities set forth in this Section 6.

(h)    Authorizations. Without prejudice to the provisions of Sections 6(a) through (f) above and except for the registration of the Securities under the U.S. Securities Act and the qualification of the Securities for offer and sale and the determination of their eligibility for investment under the applicable securities laws of such jurisdictions as the Representatives may designate pursuant to Section 5(a)(vii), the Province shall not have any responsibility for, and the Underwriters severally agree with the Province that each Underwriter and their respective affiliates will obtain, any consent, approval or authorization required by them for the subscription, offer, sale or delivery by them of any of the Securities under the laws and regulations in force in any jurisdiction to which they are subject or in or from which they make such subscription, offer, sale or delivery of any of the Securities.

7.    Conditions to the Obligations of the Underwriters. The obligations of the Underwriters to purchase the Securities shall be subject to the accuracy of the representations and warranties on the part of the Province contained herein as of the date hereof, as of the date of the effectiveness of any amendment to the Registration Statement filed prior to the Closing Date (including the filing of any document incorporated by reference therein) and as of the Closing Date, to the accuracy of the statements of the Province made in any certificates pursuant to the provisions hereof, to the performance by the Province of its obligations hereunder and to the following additional conditions:

(a)    No stop order suspending the effectiveness of the Registration Statement, as amended from time to time, shall have been issued and no proceedings for that purpose shall have been instituted or, to the knowledge of the Province or the Representatives shall be contemplated by the SEC; and the Final Prospectus shall have been filed with the SEC pursuant to Rule 424 not later than 5:00 P.M., New York City time, on the second business day following the date hereof or transmitted by a means reasonably calculated to result in filing with the SEC by such date; and each Issuer Free Writing Prospectus, to the extent required by Rule 433 under the U.S. Securities Act, shall have been filed with the SEC under the U.S. Securities Act.

(b)    The Province shall have furnished to the Representatives, on behalf of the Underwriters, on or prior to the Closing Date, a written opinion dated the Closing Date of legal counsel of the Department of Justice and Solicitor General substantially to the effect that, based on the assumptions and subject to the qualifications set forth therein:

(i)    this Agreement has been duly authorized, executed and delivered by the Province in accordance with the laws of the Province;

(ii)    the Fiscal Agency Agreement has been duly authorized, executed and delivered by the Province in accordance with the laws of the Province, and, assuming due execution and delivery by the Fiscal Agent, constitutes a legal, valid and binding agreement of the Province enforceable in accordance with its terms;

(iii)    the Securities have been duly authorized and the Global Securities have been duly executed by the Province in accordance with the laws of the Province and the Order or Orders of the Lieutenant Governor in Council applicable thereto, and, when authenticated in accordance with the provisions of the Fiscal Agency Agreement and delivered to and paid for by the Underwriters pursuant to this Agreement, will constitute legal, valid and binding obligations of the Province, enforceable in accordance with their terms;

(iv)    the statements in the Preliminary Final Prospectus, read together with the Time of Sale Information, and the Final Prospectus under the caption “Description of Debt Securities and Warrants — Canadian Income Tax Considerations,” as supplemented by “Tax Matters — Canadian Taxation” are accurate in all material respects subject to the qualifications therein stated;

(v)    the payment of principal of and interest on the Securities will be payable out of the General Revenue Fund of the Province of Alberta;

(vi)    no authorization, consent, waiver or approval of, or filing, registration, qualification or recording with, any governmental authority of the Province of Alberta or of Canada is required in connection with the execution, delivery and performance by the Province of this Agreement or the Fiscal Agency Agreement or the sale of the Securities by the Province in the manner contemplated in this Agreement and the Final Prospectus, except for the applicable Order or Orders of the Lieutenant-Governor in Council, which have been obtained;

(vii)    no stamp or other similar duty or levy is payable under the laws of the Province of Alberta or the laws of Canada applicable in the Province in connection with the execution, delivery and performance by the Province of this Agreement and the Fiscal Agency Agreement, or in connection with the issue and sale of the Securities by the Province in the manner contemplated in this Agreement, the Time of Sale Information and the Final Prospectus; and

(viii)    Her Majesty the Queen in right of Alberta may be sued in the courts of the Province of Alberta with regard to any claims arising out of or relating to the obligations of the Province under the Securities. No law in the Province of Alberta requires the consent of any public official or authority for suit to be brought or judgment to be obtained against Her Majesty the Queen in right of Alberta arising out of or relating to the obligations of the Province under the Securities, although Her Majesty the Queen in right of Alberta may require certain information to be provided to Her Majesty the Queen in right of Alberta. An amount payable by Her Majesty the Queen in right of Alberta under an order of a court of the Province of Alberta that is final and not subject to appeal is payable out of the General Revenue Fund of the Province of Alberta pursuant to the Proceedings Against the Crown Act (Alberta).

(c)    The Representatives, on behalf of the Underwriters, shall have received on the Closing Date from Paul, Weiss, Rifkind, Wharton & Garrison LLP, United States counsel to the Province, favorable opinions dated the Closing Date, subject to such qualifications and based upon such assumptions as are customary in the United States in respect of such opinion, to the effect that:

(i)    The Securities, when issued and delivered, will conform in all material respects to the description contained in the Time of Sale Information and Final Prospectus under the caption “Description of Debt Securities and Warrants”; and

(ii)    the statements in the Time of Sale Information and the Final Prospectus under the heading “Description of Debt Securities and Warrants — United States Income Tax Considerations”, as supplemented by “Tax Matters — United States Taxation”, to the extent that they constitute summaries of United States federal law or regulation or legal conclusions, have been reviewed by us and fairly summarize the matters described under that heading in all material respects.

Such counsel shall also state that based upon such counsel’s participation in conferences and telephone conversations with officers and other representatives of the Province and counsel for the Province (and relying as to factual matters on officers, employees and other representatives of the Province), such counsel’s understanding of the U.S. federal securities laws and the experience they have gained in their practice thereunder, they advise that their work in connection with this matter did not disclose any information that caused them to believe that (A) as of the Time of Sale, the Registration Statement or any amendment thereto prior to the Closing Date (except for the financial statements, financial statement schedules and other financial, accounting or statistical data included therein or omitted therefrom, as to which such counsel expresses no such belief), included an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading; (B) as of the Time of Sale, the Time of Sale Information (except for the financial statements, financial statement schedules and other financial, accounting or statistical data included therein or omitted therefrom, in each case, as to which such counsel expresses no such belief) included an untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading or (C) at the time the Final Prospectus was issued, at the time any amended or supplemented prospectus was issued or at the Closing Date, the Final Prospectus or any amendment or supplement thereto (except for the financial statements, financial statement schedules and other financial, accounting or statistical data included therein or omitted therefrom, as to which such counsel expresses no such belief) included an untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

In giving such opinions, such counsel may rely, without independent investigation, as to matters relating to the federal law of Canada or the laws of the Province, on the opinion of legal counsel of the Department of Justice and Solicitor General of the Province, rendered pursuant to Section 7(b) hereof.

(d)    The Representatives, on behalf of the Underwriters, shall have received on the Closing Date from Norton Rose Fulbright Canada LLP, Canadian counsel for the Underwriters, a favorable opinion dated the Closing Date as to the form and validity of the Securities and as to the proceedings and other related matters incident to the issuance and sale of the Securities on the Closing Date, and the Representatives, on behalf of the Underwriters, shall have received on the Closing Date from Davis Polk & Wardwell LLP, United States counsel for the Underwriters, a favorable opinion dated the Closing Date with respect to the Registration Statement, the Time of Sale Information and the Final Prospectus and other related matters as the Representatives may reasonably require. In giving their opinion, Davis Polk & Wardwell LLP may rely upon the opinion of Norton Rose Fulbright Canada LLP as to matters of Canadian and Alberta law.

(e)    The Province shall have furnished to the Representatives, on behalf of the Underwriters, on the Closing Date a certificate of the Province, signed by the duly authorized officer of the Province (who may rely as to proceedings pending or contemplated upon the best of his knowledge), dated the Closing Date, to the effect that:

(i)    the representations and warranties of the Province in this Agreement are true and correct in all material respects on and as of the Closing Date with the same effect as if made on the Closing Date and the Province has complied with all the agreements and satisfied all the conditions on its part to be performed or satisfied at or prior to the Closing Date;

(ii)    no stop order suspending the effectiveness of the Registration Statement, as amended, has been issued and no proceedings for that purpose have been instituted or, to the Province’s knowledge, threatened; and

(iii)    there has been no material adverse change in the financial, economic or political conditions of the Province from those set forth in or contemplated by the Registration Statement, the Time of Sale Information and the Final Prospectus.

(f)    Subsequent to the execution of this Agreement and on or prior to the Closing Date, there shall not have been any decrease in the ratings of any of the Province’s long-term debt securities by Moody’s Investors Service, Standard & Poor’s, a division of S&P Global Inc., Fitch Ratings Inc. or DBRS Morningstar.

(g)    Prior to the Closing Date, the Province shall have furnished to the Representatives such further information, certificates and documents as the Representatives may reasonably request.

If any of the conditions specified in this Section 7 shall not have been fulfilled in all material respects when and as provided in this Agreement, or if any of the opinions and certificates mentioned above or elsewhere in this Agreement shall not be in all material respects reasonably satisfactory in form and substance to the Representatives, this Agreement and all obligations of the Underwriters hereunder may be cancelled at, or at any time prior to, the Closing Date by the Representatives. Notice of such cancellation shall be given as soon as practicable to the Province in writing or by telephone or facsimile transmission, in either case confirmed in writing.

8.    Stabilization and Over-allotment. Any over-allotment or stabilization transaction by the Underwriters in connection with the distribution of the Securities shall be effected by them on their own behalf and not as agents of the Province, and any gain or loss arising therefrom shall be for their own account. The Underwriters acknowledge that the Province has not been authorized to issue Securities in excess of the principal amount set forth in Schedule I hereto. The Underwriters also acknowledge that the Province has not authorized the carrying out by the Underwriters of stabilization transactions other than in conformity with applicable rules, including those made pursuant to Regulation M under the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”) (if applicable).

9.    Indemnification and Contribution.

(a)    The Province will indemnify and hold harmless each Underwriter, each of its affiliates that participates in the initial distribution of the Securities and each person, if any, who controls any Underwriter within the meaning of the U.S. Securities Act or the U.S. Exchange Act against any losses, claims, damages or liabilities, joint or several, to which such Underwriter or such controlling person may become subject, under the U.S. Securities Act, the U.S. Exchange Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in the Registration Statement relating to the Securities or any amendment thereof, including all documents incorporated by reference, or the Basic Prospectus, any Preliminary Final Prospectus, the Time of Sale Information, any Issuer Free Writing Prospectus, Final Prospectus, or any amendment or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading; and will reimburse each Underwriter and each such controlling person for any legal or other expenses reasonably incurred by such Underwriter or such controlling person in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that (i) the Province will not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in any of such documents in reliance upon and in conformity with written information furnished to the Province by any Underwriter through the Representatives specifically for use therein and (ii) such indemnity with respect to the Basic Prospectus, any Preliminary Final Prospectus, any Issuer Free Writing Prospectus and the Time of Sale Information shall not inure to the benefit of any Underwriter (or any person controlling such Underwriter) from whom the person asserting any such loss, claim, damage or liability purchased the Securities which are the subject thereof if such person did not receive a copy of the Time of Sale Information at or prior to the sale of such Securities to such person and the untrue statement or omission of a material fact contained in the Basic Prospectus, Issuer Free Writing Prospectus, or Preliminary Final Prospectus was corrected in the Time of Sale Information provided to the Underwriter prior to the time of sale of such Securities to such person. The indemnity in this Section 9(a) will be in addition to any liability which the Province may otherwise have.

(b)    Each Underwriter, severally and not jointly, will indemnify and hold harmless the Province and the duly authorized representatives in the United States of the Province who have signed the Registration Statement, against any losses, claims, damages or liabilities to which the Province or its duly authorized representatives may become subject, under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon (i) any untrue statement or alleged untrue statement of any material fact contained in the Registration Statement relating to the Securities or any amendment thereof or in the Time of Sale Information or Final Prospectus, or any amendment or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in reliance upon and in conformity with written information furnished to the Province by such Underwriter through the Representatives specifically for use therein; and will reimburse any legal or other expenses reasonably incurred by the Province or its duly authorized representatives in connection with investigating or defending any such loss, claim, damage, liability or action or (ii) a breach by such Underwriter of any representation, or failure to perform or observe any agreement, contained in Section 6 of this Agreement. The indemnity in this Section 9(b) will be in addition to any liability which such Underwriter may otherwise have. The Province acknowledges, for the purposes of clause (i) above, that the statements under the heading “Underwriting” (except for the statements in the paragraphs relating to the European Economic Area, the United Kingdom and the securities laws of Hong Kong, Singapore, Japan and the United Arab Emirates, the sentence relating to stamp taxes and other charges and the sentence relating to the estimated expenses of the Province) in Time of Sale Information or in the Final Prospectus constitute the only information furnished in writing by or on behalf of the several Underwriters for inclusion in any of the documents referred to in the foregoing indemnity, and the Underwriters confirm that such statements are correct; provided that such acknowledgement by the Province does not extend to any “free writing prospectus” other than the Issuer Free Writing Prospectus in the form of Schedule I hereto.

(c)    Promptly after receipt by an indemnified party under this Section 9 of notice of the commencement of any action, such indemnified party will, if a claim in respect thereof is to be made against the indemnifying party under this Section 9, notify the indemnifying party of the commencement thereof; but the omission so to notify the indemnifying party will not relieve it from any liability which it may have to any indemnified party otherwise than under this Section 9. In case any such action is brought against any indemnified party, and it notifies the indemnifying party of the commencement thereof, the indemnifying party will be entitled to participate therein and, to the extent that it may wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof, with counsel satisfactory to such indemnified party and the payment of all reasonable fees and expenses as they are incurred; provided, that if the defendants in any such action include both the indemnified party and the indemnifying party and the indemnified party shall have reasonably concluded that there may be legal defenses available to it and/or other indemnified parties which are different from or additional to those available to the indemnifying party, the indemnified party or parties shall have the right to select separate counsel to assert such legal defenses and to otherwise participate in the defense of such action on behalf of such indemnified party or parties. Upon receipt of notice from the indemnifying party to such indemnified party of its election so to assume the defense of such action and approval by the indemnified party of counsel, the indemnifying party will not be liable to such indemnified party under this Section 9 for any legal or other expenses, subsequently incurred by such indemnified party in connection with the defense thereof unless (i) the indemnified party shall have employed separate counsel in connection with the assertion of legal defenses in accordance with the proviso to the immediately preceding sentence (it being understood, however, that the indemnifying party shall not be liable for the expenses of more than one separate counsel, approved by the Representatives in the case of subparagraph (a), representing the indemnified parties under subparagraph (a) who are parties to such action), (ii) the indemnifying party shall not have employed counsel satisfactory to the indemnified party to represent the indemnified party within a reasonable time after notice of commencement of the action or (iii) the indemnifying party has authorized the employment of counsel for the indemnified party at the expense of the indemnifying party; and except that, if clause (i) or (iii) is applicable, such liability shall be only in respect of the counsel referred to in such clause (i) or (iii). An indemnifying party will not, without the prior written consent of the indemnified parties (which consent shall not be unreasonably withheld or delayed), settle or compromise or consent to the entry of any judgment with respect to any pending or threatened claim, action, suit or proceeding in respect of which indemnification or contribution may be sought hereunder (whether or not the indemnified parties are actual or potential parties to such claim or action) unless such settlement, compromise or consent includes an unconditional release of each indemnified party from all liability arising out of such claim, action, suit or proceeding. In order to be entitled to an indemnity with respect to a claim hereunder, an indemnified party will not, without the prior written consent of the indemnifying parties, settle or compromise or consent to the entry of any judgment with respect to such pending or threatened claim, action, suit or proceeding in respect of which indemnification or contribution may be sought hereunder (whether or not the indemnifying parties are actual or potential parties to such claim or action).

(d)    If recovery is not available under the foregoing indemnification provisions of this Section, for any reason other than as specified therein, the parties entitled to indemnification by the terms thereof shall be entitled to contribution to liabilities and expenses, except to the extent that contribution is not permitted under Section 11(f) of the Securities Act. The Province and the Underwriters shall contribute to the aggregate losses, claims, damages and liabilities to which the Province and the Underwriters may be subject in such proportion so that the Underwriters are responsible for that portion represented by the percentage that the underwriting discount specified in Schedule II hereto bears to the public offering price of the Securities specified in Schedule I hereto and the Province is responsible for the balance; provided, however, that in no case shall any Underwriter be responsible for any amount in excess of the underwriting discount applicable to the Securities purchased by such Underwriter hereunder. For purposes of this Section 9, each affiliate that participates in the initial distribution of the Securities and each person who controls an Underwriter within the meaning of the U.S. Securities Act shall have the same rights to contribution as the Underwriters, and each duly authorized representative in the United States of the Province who shall have signed the Registration Statement shall have the same rights to contribution as the Province. Any party entitled to contribution will, promptly after receipt of notice of commencement of any action, suit or proceeding against such party in respect of which a claim for contribution may be made against another party or parties under this paragraph (d), notify such party or parties from whom contribution may be sought, but the omission to so notify such party or parties shall not relieve the party or parties from whom contribution may be sought from any other obligation it or they may have otherwise than under this paragraph (d).

10.    Default by an Underwriter. If any one or more Underwriters shall fail to purchase and pay for any of the Securities agreed to be purchased by such Underwriter or Underwriters hereunder and such failure to purchase shall constitute a default in the performance of its or their obligations under this Agreement, the remaining Underwriters shall be obligated severally to take up and pay for (in the respective proportions which the amount of Securities set forth opposite their names in Schedule II hereto bears to the aggregate amount of Securities set forth opposite the names of all the remaining Underwriters) the Securities which the defaulting Underwriter or Underwriters agreed but failed to purchase; provided, however, that in the event that the aggregate amount of Securities which the defaulting Underwriter or Underwriters agreed but failed to purchase shall exceed 10% of the aggregate amount of Securities set forth in Schedule II hereto, the remaining Underwriters shall have the right to purchase all, but shall not be under any obligation to purchase any, of the Securities, and if such non-defaulting Underwriters do not purchase all the Securities, this Agreement will terminate without liability to any non-defaulting Underwriter or the Province. In the event of a default by any Underwriter as set forth in this Section 10, the Closing Date shall be postponed for such period, not exceeding seven days, as the Representatives shall determine in order that the required changes in the Registration Statement and the Final Prospectus or in any other documents or arrangements may be effected. Nothing contained in this Agreement shall relieve any defaulting Underwriter of its liability, if any, to the Province and any non-defaulting Underwriter for damages occasioned by its default hereunder.

11.    Termination. The obligations under this Agreement may be terminated by the Representatives or the Province, in their respective absolute discretions, by notice given to the Province or the Representatives, as the case may be, prior to delivery of and payment for the Securities, if during the period beginning on the date hereof to and including the Closing Date prior to the delivery of and payment for the Securities, (a) trading in securities generally on the New York Stock Exchange or on any stock exchange on which any debt securities of the Province are listed shall have been suspended or materially limited, or minimum prices are established, (b) a general banking moratorium is declared in either the United States or Canada, or (c) there shall have occurred in the reasonable opinion of the Province or the Representatives, as the case may be, (i) a material change in general economic, political or financial conditions or (ii) a material change resulting from the effect of international conditions on the financial markets in the United States or Canada, in each case so as to make it impracticable to market the Securities on the terms and in the manner contemplated by the Time of Sale Information or the Final Prospectus.

12.    Representations and Indemnities to Survive. The respective agreements, representations, warranties, indemnities and other statements of the Province and of the Underwriters set forth in or made pursuant to this Agreement will remain in full force and effect, regardless of any investigation made by or on behalf of the Underwriters or the Province or any of the officers, directors or controlling persons referred to in Section 9 hereof, and will survive delivery of and payment for the Securities. The provisions of Section 9 hereof shall survive the termination of this Agreement.

13.    Notices. All communications hereunder will be in writing and effective only on receipt, and, if sent to the Representatives on behalf of the Underwriters, will be mailed, delivered or telegraphed and confirmed to them care of [●], attention: [●] (Telephone No. [●]), or, if sent to the Province, will be mailed, delivered or telegraphed and confirmed at Treasury Board and Finance, 8th Floor, 9820 – 107 Street, Edmonton, Alberta T5K 1E7 attention: Assistant Deputy Minister, Treasury and Risk Management.

14.    Successors and Assigns. This Agreement will enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns and the officials and controlling persons referred to in Section 9 hereof, and no other person will have any right or obligation hereunder. Neither this Agreement nor any interest or obligation in or under this Agreement may be assigned by the Underwriters without the prior written consent of the Province or by the Province without the prior written consent of the Representatives on behalf of the Underwriters.

15.    Dollar Figures. All dollar figures herein set forth are in U.S. dollars, unless otherwise indicated.

16.    Governing Law. This Agreement will be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable in Alberta.

17.    No Fiduciary Relationship. The Province acknowledges and agrees that: (a) the purchase and sale of the Securities pursuant to this Agreement is an arm’s-length commercial transaction between the Province, on the one hand, and the Underwriters, on the other hand; (b) in connection with the offerings contemplated hereby and the process leading to such transaction the Underwriters are and have been acting as a principal and are not the agent or fiduciary of the Province, or its respective creditors, employees or any other party; and (c) the Underwriters have not provided any legal, accounting, regulatory or tax advice with respect to the offering contemplated hereby and the Province has consulted its own respective legal, accounting, regulatory and tax advisors to the extent it deemed appropriate.

18.    Counterparts. This Agreement may be executed in one or more counterparts (including counterparts by facsimile) and when a counterpart has been executed by each party hereto all such counterparts taken together shall constitute one and the same agreement.

19.    Advertisements. All advertisements of the issue of the Securities or publication of such formal notice as may be required by the rules of the Stock Exchange in connection with the listing of the securities on the Stock Exchange shall be published in a form or forms and manner to which the Province consents in writing prior to the date of publication. The Province may withhold its consent in its discretion regarding the use of any symbol in any such advertisement and the publication in which such advertisement is to appear.

20.    Recognition of the U.S. Special Resolution Regimes. (a) In the event that any Underwriter that is a Covered Entity becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer from such Underwriter of this Agreement, and any interest and obligation in or under this Agreement, will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if this Agreement, and any such interest and obligation, were governed by the laws of the United States or a state of the United States.

(b)    In the event that any Underwriter that is a Covered Entity or a BHC Act Affiliate of such Underwriter becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under this Agreement that may be exercised against such Underwriter are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if this Agreement were governed by the laws of the United States or a state of the United States.

The terms which follow, when used in this Section 20, shall have the meanings indicated.

“BHC Act Affiliate” has the meaning assigned to the term “affiliate” in, and shall be interpreted in accordance with, 12 U.S.C. § 1841(k).

“Covered Entity” means any of the following:

(i)    a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b);

(ii)    a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or

(iii)    a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b).

“Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable.

“U.S. Special Resolution Regime” means each of (i) the Federal Deposit Insurance Act and the regulations promulgated thereunder and (ii) Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations promulgated thereunder.

21.    Other Liabilities Governed by Non-EEA Law / Non-UK Law. Notwithstanding and to the exclusion of any other term of this Agreement or any other agreements, arrangements, or understanding between the parties, each counterparty to a Relevant BRRD Party under this Agreement (including for the avoidance of doubt, the Province) acknowledges and accepts that a BRRD Liability arising under this Agreement may be subject to the exercise of Bail-in Powers by the Relevant Resolution Authority, and acknowledges, accepts, and agrees to be bound by:

(a)    the effect of the exercise of Bail-in Powers by the Relevant Resolution Authority in relation to any BRRD Liability of the Relevant BRRD Party to it under this agreement, that (without limitation) may include and result in any of the following, or some combination thereof:

(i)    the reduction of all, or a portion, of the BRRD Liability or outstanding amounts due thereon;

(ii)    the conversion of all, or a portion, of the BRRD Liability into shares, other securities or other obligations of the Relevant BRRD Party or another person, and the issue to or conferral on it of such shares, securities or obligations;

(iii)    the cancellation of the BRRD Liability; and/or

(iv)    the amendment or alteration of any interest, if applicable, thereon, the maturity or the dates on which any payments are due, including by suspending payment for a temporary period; and

(b)    the variation of the terms of this Agreement, as deemed necessary by the Relevant Resolution Authority, to give effect to the exercise of Bail-in Powers by the Relevant Resolution Authority.

The terms which follow, when used in this Section 21, shall have the meanings indicated.

“Bail-in Legislation” means in relation to the United Kingdom or a member state of the European Economic Area which has implemented, or which at any time implements, the BRRD, the relevant implementing law, regulation, rule or requirement as described in the EU Bail-in Legislation Schedule from time to time.

“Bail-in Powers” means any Write-down and Conversion Powers as defined in the EU Bail-in Legislation Schedule, in relation to the relevant Bail-in Legislation.

“BRRD” means Directive 2014/59/EU establishing a framework for the recovery and resolution of credit institutions and investment firms.

“BRRD Liability” means a liability in respect of which the relevant Bail-in Powers in the applicable Bail-in Legislation may be exercised.

“EU Bail-in Legislation Schedule” means the document described as such, then in effect, and published by the Loan Market Association (or any successor person) from time to time at https://www.lma.eu.com/documents-guidelines/eu-bail-legislation-schedule.

“Relevant BRRD Party” means those Underwriters which are subject to the BRRD.

“Relevant Resolution Authority” means the resolution authority with the ability to exercise any Bail-in Powers in relation to the Relevant BRRD Party.

22.    Time of the Essence. Time shall be of the essence in this Agreement.

23.    Representation of Underwriters. In all dealings hereunder, the Representatives shall, and have all necessary authority to, act on behalf of each of the Underwriters, and the Province shall be entitled to act and rely upon any statement, request, notice or agreement given by the Representatives, jointly or individually, on behalf of any of the Underwriters.

If the foregoing is in accordance with your understanding of our agreement, please sign and return to us the enclosed duplicate hereof, whereupon this letter and your acceptance shall represent a binding agreement among the Province and the Underwriters.

Very truly yours, Province of Alberta

By:
Name:
Title:

The foregoing Underwriting Agreement is hereby confirmed and accepted as of the date first above written. [●]

By:
Name:
Title:

Acting for itself and on behalf of the several Representatives and the several Underwriters

SCHEDULE I

Province of Alberta

(Canada)

US$[●] [●]% Bonds due [●]

Final Term Sheet

Issuer:	Province of Alberta

Title:	[●]% Bonds, Series [●], due [●], 20[●]

Format:	SEC Registered Global Offering

Ranking:	Direct, unconditional debt

Size:	US$[●]

Trade Date:	[●], 20[●]

Settlement Date:	[●], 20[●]

Maturity:	[●], 20[●]

Interest Payment Dates:	[●] and [●] of each year

First Interest Payment Date:	[●], 20[●]

Spread to Benchmark Treasury:	T + [●] bps

Spread to Mid-Swaps:	+ [●] bps

Benchmark Treasury:	[●]% due [●] 20[●]

UST Spot/Yield:	[●] / [●]%

Yield to Maturity:	[●]%

Coupon:	[●]% payable semi-annually

Price:	[●]%, plus accrued interest, if any, from [●], 20[●]

Day Count:	[●]

Minimum Denominations:	US$5,000 and integral multiples of US$1,000 for amounts in excess of US$5,000

Joint Lead Managers:	[●]

Co-managers:	[●]

CUSIP#/ISIN#:	[●] / [●]

Listing:	Admission to the Luxembourg Stock Exchange’s Official List and to trading on the Luxembourg Stock Exchange’s Euro MTF Market may be completed following settlement on a reasonable efforts basis.

Governing Law:	Province of Alberta and Canada.

Prospectus and Prospectus Supplement:	Prospectus dated as of [●], 20[●] and Preliminary Prospectus Supplement dated as of [●], 20[●].

Settlement	We expect that delivery of the Securities will be made against payment therefor on or about [●], which is [●] business days following the date of pricing of the Securities (this settlement cycle being referred to as “T + [●]”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade their Securities on the date of pricing or the next two succeeding business days will be required, by virtue of the fact that the Securities initially will settle in T + [●], to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Securities who wish to trade their Securities on the date of pricing or the next two succeeding business days should consult their own advisor.

Stabilization:	Reg M/FCA/ICMA

Legends:	This communication is intended for the sole use of the person to whom it is provided by us.

U.S. Legend:	The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling [●] at [●].

United Kingdom Legend:	This document is for distribution only to persons who: (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations, etc.”) of the Financial Promotion Order,

(iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, as amended) in connection with the issue or sale of any Securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

European Economic Area Legend and the United Kingdom Legend:	If and to the extent that this document is communicated in, or the offer of the Securities to which it relates is made in, any European Economic Area Member State (each, a “Member State”) or the United Kingdom, this announcement and the offer are only addressed to and directed at persons in that Member State or the United Kingdom who are qualified investors within the meaning of Regulation EU 2017/1129 (as amended, the “Prospectus Regulation”) (or who are other persons to whom the offer may lawfully be addressed) and must not be acted upon by other persons in that Member State or the United Kingdom. This document has been prepared on the basis that any offer of the Securities in any Member State or the United Kingdom will be made pursuant to an exemption under the Prospectus Regulation from the requirement to publish a prospectus or supplement to a prospectus under the Prospectus Regulation.

Hong Kong Legend:	The Securities will not be offered or sold in Hong Kong, by means of this document or any document, other than (i) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the “SFO”) and any rules made under the SFO, or (ii) in other circumstances which do not result in this document being a “prospectus” within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong (the “C(WUMP)O”) or which do not constitute an offer to the public within the meaning of the C(WUMP)O.

Singapore Legend:

This document has not been, and will not be, registered as a prospectus with the Monetary Authority of Singapore (the “MAS”), and the bonds will be offered pursuant to exemptions under the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”). Accordingly, this document or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the bonds may not be circulated or distributed, nor may the bonds be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the SFA) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the bonds are subscribed or purchased in reliance of an exemption under Section 274 or 275 of the SFA, the bonds shall not be sold within the period of 6 months from the date of the initial acquisition of the bonds, except to any of the following persons: (a) an institutional investor; (b) a relevant person; or (c) any person pursuant to an offer referred to in Section 275(1A) of the SFA, unless expressly specified otherwise in Section 276(7) of the SFA.

Where the bonds are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 2(1) of the SFA) or securities-based derivatives contracts (as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable within six (6) months after that corporation or that trust has acquired the bonds pursuant to an offer made under Section 275 of the SFA except: (i) to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or (in the case of such corporation) where the transfer arises from an offer referred to in Section 276(3)(i)(B) of the SFA or (in the case of such trust) where the transfer arises from an offer referred to in Section 276(4)(i)(B) of the SFA; (ii) where no consideration is or will be given for the transfer; (iii) where the transfer is by operation of law; or (iv) pursuant to Section 276(7) of the SFA.

Section 309B(1)(C) Notification – The bonds are prescribed capital markets products (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Japan Legend:	The Securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended) (the “FIEA”) and, accordingly, each of the underwriters, on behalf of itself and each of its affiliates that participates in the initial distribution of the Securities, has undertaken that it has not offered or sold and will not offer or sell any Securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (as defined under Item 5, Paragraph 1, Article 6 of the Foreign Exchange and Foreign Trade Control Law (Law No. 228 of 1949, as amended)) or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the benefit of, a resident of Japan except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEA and any other applicable laws, regulations and ministerial guidelines of Japan.

United Arab Emirates Legend:	The Securities have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Abu Dhabi Global Market and the Dubai International Financial Centre) other than in compliance with the laws, regulations and rules of the United Arab Emirates, the Abu Dhabi Global Market and the Dubai International Financial Centre governing the issue, offering and sale of securities. Further, this document does not constitute a public offer of securities in the United Arab Emirates (including the Abu Dhabi Global Market and the Dubai International Financial Centre) and is not intended to be a public offer. This document has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority, the Financial Services Regulatory Authority or the Dubai Financial Services Authority.

Other:	ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

SCHEDULE II

Price to Underwriters: [•]%

Underwriter	Principal Amount of Securities to be Purchased
[●]	US$	[●]
[●]		[●]
[●]		[●]
[●]		[●]
[●]		[●]
[●]		[●]
[●]		[●]
[●]		[●]
Total	US$	[●]

II-1

Exhibit B

PROVINCE OF ALBERTA

US$[●]

[●]% BONDS, SERIES [●], DUE [●], 20[●]

FISCAL AGENCY AGREEMENT

Dated as of [●]

PROVINCE OF ALBERTA

FISCAL AGENCY AGREEMENT dated as of [●], between the Province of Alberta (the “Province”) and The Bank of New York Mellon, a corporation organized and existing under the laws of the State of New York, as fiscal agent, transfer agent, registrar, DTC Custodian (as defined below) and principal paying agent (the “Registrar”).

1.    Underwriting Agreement. The Province entered into an underwriting agreement dated as of [●] (the “Underwriting Agreement”) with representatives of the several underwriters listed on Schedule II thereto providing for the issue and sale by the Province of US$[●] aggregate principal amount of [●]% Bonds, Series [●], due [●], 20[●] (the “Bonds”).

2.    Appointment of Registrar; Paying Agents; Additional Transfer Agent. (a) The Province hereby appoints The Bank of New York Mellon, at present having its principal corporate trust office at 240 Greenwich Street, Floor 7E, New York, New York 10286, U.S.A., as fiscal agent, transfer agent, registrar and principal paying agent of the Province for the Bonds, upon the terms and subject to the conditions set forth herein. The Bank of New York Mellon accepts such appointments.

(b)    The Province may from time to time appoint one or more additional agents (hereinafter called a “Paying Agent” or the “Paying Agents”) for the payment (subject to the applicable laws and regulations) of the principal of and interest and Additional Amounts (as defined in the terms and conditions of the Bonds), if any, on the Bonds at such place or places as the Province may determine pursuant to a written paying agency agreement (a “Paying Agency Agreement”). The Province may at any time terminate the appointment of any Paying Agent provided, however, (i) that if definitive Bonds are issued and for so long as the Bonds are listed on the Luxembourg Stock Exchange and the rules of such stock exchange so require, the Province will appoint and maintain a Paying Agent in Luxembourg. Upon the appointment of a Paying Agent in Luxembourg and in the event of a change in the Luxembourg Paying Agent, notice will be published in a leading newspaper having general circulation in Luxembourg (which is expected to be the Luxemburger Wort) or on the Luxembourg Stock Exchange website at www.bourse.lu. The Province will keep the Registrar informed as to the name, address, and telephone and facsimile numbers of each Paying Agent appointed by it and will notify the Registrar of the resignation or termination of the appointment of any Paying Agent. The Registrar shall arrange with each Paying Agent for the payment, as provided herein, of the principal of and interest and Additional Amounts, if any, on the Bonds on terms approved by the Province (further references herein to principal and interest shall be deemed to also refer to any Additional Amounts).

(c)    The Province may from time to time appoint one or more additional agents for the processing of applications for registration of transfer or exchange of fully registered Bonds in definitive form (hereinafter referred to as an “Additional Transfer Agent” or “Additional Transfer Agents” and, together with the Registrar, in its capacity as transfer agent of the Province, the “Transfer Agents” or individually a “Transfer Agent”) pursuant to a written transfer agency agreement (a “Transfer Agency Agreement”). The Province may at any time terminate the appointment of any Additional Transfer Agent. The Province will keep the Registrar informed as to the name, address and telephone and facsimile numbers of each Additional Transfer Agent appointed by it and will notify the Registrar of the resignation or termination of the appointment of any Additional Transfer Agent.

3.    Form. (a) The Bonds shall initially be issued in the form of fully registered global certificates without coupons (such registered global certificates and any registered global certificates issued upon any transfer or exchange thereof or in replacement therefor are hereinafter referred to as the “Global Bonds”). The Global Bonds shall be registered in the name of Cede & Co., as nominee of The Depository Trust Company (“DTC”) and held by The Bank of New York Mellon as custodian for DTC (“DTC Custodian”). As long as DTC or its respective nominee is the registered holder of the Global Bonds, it will be considered the sole owner and registered holder of the Bonds for all purposes hereunder and under the Global Bonds. None of the Province, the Registrar or any Paying Agent will have any responsibility or liability for any aspect of the records relating to or payments made by DTC or any DTC direct or indirect participants including CDS Clearing and Depository Services Inc., Clearstream Banking, société anonyme and Euroclear Bank S.A./N.V. on account of beneficial interests in the Global Bonds or for maintaining, supervising or reviewing any records relating to such beneficial interests. Except as provided in Section 6 hereof, owners of beneficial interests in the Global Bonds will not be entitled to have Bonds registered in their names, will not receive or be entitled to receive Bonds in definitive registered form and will not be considered registered holders thereof under this Agreement. The Global Bonds will be substantially in the form attached hereto as Exhibit 1.

(b)    All Bonds (including the Global Bonds) shall be executed on behalf of the Province by the signature, manual or in facsimile, of the President of Treasury Board and Minister of Finance or the signature, manual or facsimile, of any one of (i) the Deputy Minister, Treasury Board and Finance, (ii) the Assistant Deputy Minister, Treasury and Risk Management, Treasury Board and Finance, or (iii) any other individual duly authorized from time to time by delegation in writing from the President of Treasury Board and Minister of Finance or the Deputy Minister, Treasury Board and Finance to sign the Bonds (including the Global Bonds). In the event that any official of the Province who shall have signed or whose facsimile signature shall appear upon any of the Bonds shall cease to hold such office before the Bonds so signed shall actually have been authenticated, registered or delivered, such Bonds nevertheless may be authenticated, registered and delivered with the same force and effect as though such person who signed such Bonds had not ceased to be such official of the Province. For the purposes of this Section, “facsimile” includes by engraving, lithography, printing or electronic means.

4.    Authentication. The Registrar shall, upon receipt of Bonds duly executed and sealed on behalf of the Province together with a written order or orders from the Province to authenticate and deliver Bonds in a stated aggregate principal amount, (i) authenticate and register not more than the said aggregate principal amount of Bonds and deliver them in accordance with the written order or orders of the Province and (ii) thereafter authenticate, register and deliver Bonds in accordance with the provisions of Sections 5, 6 and 8 of this Agreement. Except as described in Section 9(d) hereof, the total amount of the Bonds to be issued and outstanding at any time, whether in the form of Global Bonds or Bonds in definitive registered form, issued in exchange for the Global Bonds, shall not exceed US$[●] in aggregate principal amount, plus the aggregate principal amount of any additional Bonds issued by the Province pursuant to any supplement hereto in accordance with Section 16 of this Agreement.

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5.    Registration, Transfers and Exchanges. (a) The Registrar, as agent of the Province for such purpose, shall at all times keep at its principal office in the Borough of Manhattan, the City and State of New York, a register or registers (hereinafter the “Register” or “Registers”) for the registration and registration of transfers and exchanges of Bonds, in which shall be entered the names and addresses of the registered holders of Bonds and the principal amount of and other particulars of the Bonds held by them. Subject to Section 6 hereof, upon surrender for registration of transfer of any Bond at said office, the Registrar shall authenticate, register and deliver, in the name of the transferee or transferees, a new Bond or Bonds of like tenor and for a like aggregate principal amount and otherwise subject to the terms and conditions as the Bond so surrendered. Subject to Section 6 hereof, upon surrender of any Bond at said office for exchange, the Registrar shall authenticate, register and deliver, in exchange for such Bond, a new Bond or new Bonds of the appropriate authorized denomination(s) and for a like aggregate principal amount in accordance with the provisions of the Bonds. The Province and the Registrar shall not be required to make any exchange of Bonds if as a result thereof, the Province would incur adverse tax or other similar consequences under the laws or regulations of any jurisdiction in effect at the time of the exchange.

(b)    All new Bonds authenticated and delivered by the Registrar upon registration of transfer or in exchange for Bonds of other denominations shall be so dated that neither gain nor loss of interest shall result from such registration of transfer or exchange.

(c)    All Bonds presented or surrendered for registration of transfer, exchange or payment shall be accompanied by a written instrument or instruments of transfer in form satisfactory to the Registrar, duly executed by the registered holder or its attorney duly authorized in writing and with the signatures thereon duly guaranteed by a commercial bank or trust company having its principal office in the City of New York or by a member of the New York Stock Exchange.

(d)    The Registrar and each Additional Transfer Agent shall not impose any service charge on the registered holder on any such registration of transfer or exchange of Bonds in the normal course of business; however, the Province may require of the party requesting such transfer or exchange, as a condition precedent to the exercise of any right of transfer or exchange contained in this Agreement or in the Bonds, the payment of a sum sufficient to cover any stamp or other tax or other governmental charge payable in connection therewith. The Province shall promptly notify the Registrar and each Additional Transfer Agent in writing of any such requirement.

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(e)    The Province, the Registrar and any Paying Agent or Additional Transfer Agent may treat the person in whose name any Bond is registered as the absolute owner of such Bond for the purpose of receiving payment of principal of and interest on such Bond, and all other purposes whatsoever, whether or not such Bond be overdue, and none of the Province, the Registrar, any Paying Agent or any Additional Transfer Agent shall be affected by any notice to the contrary and any such payment shall be a good and sufficient discharge to the Province, the Registrar and any Paying Agent or Additional Transfer Agent for the amount so paid.

(f)    The Registrar shall not be required to register any transfer or exchange of Bonds (and any Additional Transfer Agent shall not be required to accept presentment of fully registered Bonds in definitive form for registration of transfer or exchange by the Registrar) during the period (i) from the Regular Record Date (as defined in the Bonds) to the Interest Payment Date (as defined in the Bonds) or (ii) from the close of business on the fifteenth day preceding the date of early redemption of the Bonds (the “Redemption Record Date”) to the date of early redemption of the Bonds (the “Redemption Date”). For the purposes of any interest payment made in accordance with Section 7(b), (c) or (d) hereof, such payment shall be made to those persons in whose names the Bonds are registered on such Regular Record Date or Redemption Record Date.

(g)    Each Additional Transfer Agent, as agent of the Province for such purpose, shall maintain an office in its jurisdiction at which fully registered Bonds in definitive form may be presented for registration of transfer or exchange by the Registrar in accordance with this Agreement. Each Additional Transfer Agent shall promptly forward to the Registrar all such Bonds received by it, together with the written instrument or instruments of transfer referred to above.

6.    Special Provisions Relating to the Global Bonds. (a) Unless any Global Bond is presented by an authorized representative of DTC to the Province, the Registrar or their respective agents for registration of transfer, exchange or payment, and any replacement Global Bonds issued is registered in the name of a nominee of DTC as requested by such authorized representative and any payment is made to such nominee of DTC, any transfer, pledge or other use of the Global Bonds for value or otherwise shall be wrongful since the registered holder thereof has an interest therein.

(b)    Except as provided in this subparagraph, Bonds will not be issued in definitive registered form. If at any time DTC notifies the Province that it is unwilling or unable to continue as depositary for the Global Bonds or if at any time DTC ceases to be a clearing agency registered under the United States Securities Exchange Act of 1934, as amended, or otherwise ceases to be eligible to be a depositary, the Province shall appoint a successor depositary with respect to the Global Bonds. If a successor depositary for the Global Bonds is not appointed by the Province within a reasonable period after the Province receives such notice or becomes aware of such ineligibility, the Province shall execute and seal Bonds in definitive registered form, and the Registrar, upon receipt thereof, shall authenticate and deliver such Bonds in definitive registered form without coupons, in denominations of US$5,000 and integral multiples of US$1,000 for amounts in excess of US$5,000, in an aggregate principal amount equal to the aggregate principal amount of the Global Bonds as of the exchange date.

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The Province may at any time and in its sole discretion determine not to have any of the Bonds held in the form of the Global Bonds. In such event the Province shall execute and seal Bonds in definitive registered form, and the Registrar, upon receipt thereof, shall authenticate and deliver such Bonds in definitive registered form without coupons, in denominations of US$5,000 and integral multiples of US$1,000 for amounts in excess of US$5,000, in an aggregate principal amount equal to the aggregate principal amount of the Global Bonds as of the exchange date.

Upon the exchange of the Global Bonds for Bonds in definitive registered form, the Registrar shall cancel such Global Bonds and shall reduce the holdings of Cede & Co. on the Register to nil. Bonds in definitive registered form issued in exchange for the Global Bonds pursuant to this Section shall be registered in such names as DTC pursuant to instructions from its direct or indirect participants or otherwise, shall instruct the Registrar or the Province. The Registrar shall deliver such Bonds in definitive registered form to or as directed by the persons in whose names such definitive registered Bonds are so registered and, to the extent reasonably practicable in the circumstances, shall direct all payments to be made in respect of such Bonds in definitive registered form to the registered holders thereof on or after such exchange regardless of whether such exchange occurred after the record date for such payment.

All Bonds in definitive registered form issued upon the exchange of the Global Bonds shall be valid obligations of the Province, evidencing the same debt, entitled to the same benefits and subject to the same terms and conditions (except insofar as they relate specifically to a Global Bond) as the Global Bonds surrendered upon such exchange.

In the event definitive Bonds are issued and for so long as Bonds in definitive registered form are listed on the Luxembourg Stock Exchange and the rules of such exchange require, the Province will appoint and maintain a transfer and paying agent in Luxembourg and notice of such appointment will be published in a leading newspaper having general circulation in Luxembourg (which is expected to be the Luxemburger Wort) or on the Luxembourg Stock Exchange website at www.bourse.lu.

7.    Payment. (a) The Province will pay to the Registrar, in same day funds, in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts, to an account to be specified by the Registrar by 10:00 a.m. (New York time) on the day on which the same shall become due (or the next succeeding Business Day if such due date falls upon a day which is not a Business Day as defined below), all amounts to be paid on the Bonds for principal and interest on that date as required by the terms of the Bonds, and the Province hereby authorizes and directs the Registrar, from the funds so paid to it, to make payment of the principal and interest in respect of the Bonds in accordance with their terms and the provisions set forth below. For the purposes of this Section 7(a), “Business Day” shall mean a day other than a Saturday or Sunday on which banking institutions in the City of

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New York, the City of Toronto, Ontario, and the City of Edmonton, Alberta are not authorized or obligated by law or executive order to be closed. If the Bonds have been issued in definitive form and a date for payment is a Business Day, but is a day on which any Paying Agent is closed at the applicable place of payment, a registered holder will not be entitled to payment at such location until the next succeeding Business Day and no further interest shall be paid in respect of the delay in such payment.

(b)    Payment of principal of and interest on the Global Bonds shall be made by the Registrar to Cede & Co., as nominee of DTC, in same day funds in accordance with procedures agreed to between the Registrar and DTC.

(c)    Payment of principal in respect of Bonds in definitive registered form issued pursuant to Section 6(b) hereof shall be made by the Registrar to the registered holders thereof against surrender at the office of the Registrar in the Borough of Manhattan, the City and State of New York or at the office of any Paying Agent appointed by the Province for such purpose pursuant to this Fiscal Agency Agreement and any Paying Agency Agreement. Payment of interest due prior to or on the Maturity Date or on any Redemption Date will be made by the Registrar to the registered holders thereof by forwarding by post or otherwise delivering a cheque to the registered addresses of registered holders of Bonds, or, at the option of the Province, otherwise transferring funds to the registered holders of the Bonds. Such cheque shall be dated the due date for payment and made payable to the order of the registered holder or, in the case of joint registered holders, to the order of all such joint holders (failing instructions from them to the contrary) and shall be sent to the address of that one of such joint holders whose name stands first in the register as one of such joint holders. Upon receipt by the Registrar of the funds required to make such payment, the Registrar shall mail or otherwise deliver such cheques to the names and addresses of registered holders of Bonds sufficiently in advance of the relevant due date for payment that receipt of such cheques by registered holders on or before the due date is reasonably assured.

(d)    All monies paid to the Registrar under Section 7(a) of this Agreement shall be held by it in a separate account from the moment when such money is received until the time of actual payment for the benefit of the registered holders of Bonds to be applied by the Registrar to payments due on the Bonds at the time and in the manner provided for in this Agreement and the Bonds; provided that if the Registrar shall fail to duly make any such payment due on the Bonds and, as a result of such failure, the Province otherwise duly makes such payments to the registered holders of Bonds, the Registrar shall thereupon hold such monies paid to it under Section 7(a) for the benefit of the Province. Any money deposited with the Registrar for the payment of the principal or interest in respect of any Bond remaining unclaimed for the lesser of two years, or the period prescribed by the law of the Province, after such principal or interest shall have become due and payable shall be repaid to the Province without interest, and the registered holder of a Bond may thereafter look only to the Province for any payment to which such holder may be entitled. The Province shall provide the Registrar a notice of the requirement of the Registrar to repay the Province if such period is less than two years and is prescribed by law.

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8.    Mutilated, Defaced, Destroyed, Stolen or Lost Bond Certificates. (a) If any Bond certificate is mutilated, defaced, destroyed, stolen or lost, application for replacement shall be made to the Registrar who shall promptly transmit such application to the Province. Such application shall be accompanied by the mutilated or defaced certificate or proof, satisfactory to the Province in its discretion, of the destruction, theft or loss of the certificate, and upon receipt by the Province of an indemnity satisfactory to it, the Province shall execute a new certificate of like tenor, and upon written instructions from the Province, the Registrar shall thereupon cancel the mutilated or defaced certificate and adjust the Register to reflect the cancellation, destruction, theft or loss of a certificate, as the case may be, and authenticate, register and deliver such new certificate in exchange for the mutilated or defaced certificate or in substitution for the destroyed, stolen or lost certificate. Such replacement certificate shall be so dated that neither gain nor loss in interest will result from such exchange or substitution. All expenses associated with procuring any indemnity and with the preparation, authentication and delivery of a replacement certificate will be borne by the registered holder of the mutilated, defaced, destroyed, stolen or lost Bond certificate.

(b)    Whenever any Bond alleged to have been lost, stolen or destroyed for which a replacement Bond has been issued is presented to the Registrar, any Paying Agent or any Additional Transfer Agent for payment on the Maturity Date, the Redemption Date or for registration of transfer or exchange, the Registrar, the Paying Agent or the Additional Transfer Agent, as the case may be, shall immediately notify the Province in respect thereof and shall deal with such Bond only in accordance with the Province’s instructions.

9.    Maturity, Redemption and Purchases. (a) Unless previously redeemed for tax reasons as provided in the terms and conditions of the Bonds, or repurchased by the Province, as provided below, the principal amount of the Bonds is due and payable on [●], 20[●] (the “Maturity Date”).

(b)    In accordance with the terms and conditions of the Bonds, upon receipt of a notice to redeem and a certificate of the Province, as set forth in the Bonds, not less than 30 days and no more than 60 days prior to the Redemption Date, the Registrar shall cause to be published, in accordance with Section 20(b) hereof, on behalf of and at the expense of the Province a notice of redemption stating: (i) the Redemption Date; (ii) the redemption price; and (iii) if applicable, the place or places of surrender of the Bonds to be redeemed.

(c)    The Province may, if not in default under the Bonds, at any time, purchase Bonds in the open market, or by tender or by private contract at any price, in accordance with applicable law and may cause the Registrar to cancel any Bonds so purchased.

(d)    If the Province elects to cancel any Bonds purchased by it when Bonds have been issued in the form of a Global Bond, it may require the Registrar to register such cancellation and to reduce the outstanding aggregate principal amount of the Global Bonds in accordance with the regular procedures of DTC in effect at such time.

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10.    Cancellation and Destruction. All Bonds which are paid on the Maturity Date or the Redemption Date, or surrendered for registration of transfer or exchange for other certificates or for replacement, shall be cancelled by the Registrar who shall register such cancellation. The Registrar shall, as soon as practicable after the date of cancellation of Bonds under this Section or Section 8(a) or the date that the register is adjusted to reflect the destruction, theft or loss of a certificate pursuant to Section 8(a) hereof, furnish the Province with a certificate or certificates stating the serial numbers and total number of Bonds that have been cancelled. The Registrar shall destroy all cancelled Bonds in accordance with the instructions of the Province and shall furnish to the Province, on a timely basis, certificates of destruction stating the serial numbers, dollar value and total number of all Bonds destroyed hereunder.

11.    (a) Role of Agent. In acting under this Agreement, the Registrar, any Paying Agent and any Additional Transfer Agent are acting solely as agents of the Province and do not assume any obligation or relationship of agency or trust for or with any of the registered holders of the Bonds.

(b)    Rights and Liabilities of Registrar. The Registrar shall incur no liability for, or in respect of, any action taken, omitted to be taken or suffered by it in reliance upon any Bond, certificate, affidavit, instruction, notice, request, direction, order, statement or other paper, document or communications reasonably believed by it to be genuine. Any order, certificate, affidavit, instruction, notice, request, direction, statement or other communication from the Province made or given by it and sent, delivered or directed to the Registrar under, pursuant to, or as permitted by, any provision of this Agreement shall be sufficient for purposes of this Agreement if such communication is in writing and signed by any authorized officer of the Province or its attorney duly authorized in writing.

(c)    Right of Agent to Own Bonds. The Registrar, each Paying Agent, and each Additional Transfer Agent, and their officers, directors and employees, may become the holder of, or acquire any interest in, any Bonds, with the same rights that it or they would have if it were not the Registrar or a Paying Agent or an Additional Transfer Agent hereunder, or they were not such officers, directors or employees, and may engage or be interested in any financial or other transaction with the Province and may act on, or as depositary, trustee or agent for, any committee or body of registered holders of other obligations of the Province as freely as if it were not the Registrar, Paying Agent or Additional Transfer Agent hereunder or they were not such officers, directors or employees.

(d)    Force Majeure. Neither the Registrar, any Paying Agent or Additional Transfer Agent nor the Province shall be liable for any loss or damage resulting from the failure to perform its obligations under this Agreement or any term or condition herein if such failure is due to any cause beyond the reasonable control of that party, for so long as such cause may continue to cause such failure, including, without limitation, war, acts of terrorism, civil commotion, military disturbances, acts of God, fire, nuclear or natural catastrophes, third party labour disturbances, or any similar cause beyond the reasonable control of such party. Each party shall use commercially reasonable efforts to give notice to the other party as soon as reasonably possible of the occurrence of an event of force majeure as described under this provision and a summary of the action to be taken by it as a result of such event; provided, however, that such notice or failure to give such notice shall not in any way suspend or otherwise affect the operation of this provision.

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Notwithstanding the foregoing,

(i)    Each party shall use commercially reasonable efforts to maintain contingency plans in place to either mitigate or negate the effects of any such event; and

(ii)    Each party shall at all times use commercially reasonable efforts to fully perform its obligations hereunder.

(e)    Waiver of Jury Trial. Each party waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in respect of any suit, action or proceeding relating to this agreement. Each party (i) certifies that no representative, agent or attorney of the other party has represented, expressly or otherwise, that such other party would not, in the event of such a suit, action or proceeding, seek to enforce the foregoing waiver and (ii) acknowledges that it and the other party have been induced to enter into this agreement, by, among other things, the mutual waivers and certification in this agreement.

(f)    Disclaimer of Liability for Consequential or Punitive Damages. Neither the Registrar, any Paying Agent or any Additional Transfer Agent nor the Province shall be liable for any indirect, punitive, consequential or exemplary damages (including but not limited to loss of profits) regardless of the cause of action.

12.    Expenses. In connection with the Registrar’s appointment and duties as Registrar, the Province will pay the Registrar compensation in an amount separately agreed upon by the Province and the Registrar. In addition, the Province shall, pursuant to arrangements separately agreed upon by the Province and the Registrar, transfer to the Registrar, upon presentation of substantiating documentation satisfactory to the Province, acting reasonably, amounts sufficient to reimburse the Registrar for certain out-of-pocket expenses reasonably incurred by it and by any Paying Agent in connection with their services. The obligations of the Province under this paragraph shall survive payment of the Bonds, termination of this Agreement and resignation or removal of the Registrar.

13.    Indemnity. (a) The Province will indemnify and hold harmless the Registrar, each Paying Agent and each Additional Transfer Agent against all claims, actions, demands, damages, costs, losses or liability which may be incurred by the Registrar, any Paying Agent or any Additional Transfer Agent by reason of, or in connection with, the Registrar’s, any Paying Agent’s or any Additional Transfer Agent’s appointment and duties as such, except as such result from any negligent act or omission, bad faith or willful misconduct of the Registrar, any Paying Agent or any Additional Transfer Agent or their respective directors, officers, employees or agents. The obligations of the Province under this paragraph shall survive payment of the Bonds, termination of this Agreement and resignation or removal of the Registrar.

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(b)    The Registrar shall not be required to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder, or in the exercise of any of its rights or powers hereunder.

(c)    The Registrar, each Paying Agent and each Additional Transfer Agent agrees to indemnify and hold harmless the Province against all claims, actions, demands, damages, costs, losses and liabilities arising out of or relating to any negligent act or omission, bad faith or willful misconduct of the Registrar, such Paying Agent or such Additional Transfer Agent, as the case may be, or its respective directors, officers, employees or agents. The obligations of the Registrar, each Paying Agent and each Additional Transfer Agent under this paragraph shall survive payment of the Bonds and resignation or removal of the Registrar, each Paying Agent and each Additional Transfer Agent.

(d)    Each indemnified party shall give prompt notice to each indemnifying party of any action commenced against it in respect of which indemnity may be sought under this Agreement but failure to so notify any indemnifying party shall not relieve the indemnifying party from any liability which it may have otherwise than on account of this indemnity. An indemnifying party may participate at its own expense in the defence of such action. If it so elects within a reasonable time after receipt of such notice, an indemnifying party may assume the defence of such action with legal advisors chosen by it and approved by the indemnified party defendant in such action, unless such indemnified party reasonably objects to such assumption on the ground that there may be legal defences available to it which are different from or in addition to those available to such indemnifying party, but an indemnifying party may not settle any action commenced against an indemnified party without the written consent of the indemnified party. In order to be entitled to an indemnity with respect to a claim hereunder, an indemnified party will not, without the prior written consent of the indemnifying party, settle or compromise or consent to the entry of any judgment with respect to such pending or threatened claim, action, suit or proceeding in respect of which indemnification or contribution may be sought hereunder (whether or not the indemnifying party is an actual or potential party to such claim or action). If an indemnifying party assumes the defence of any such action, the indemnifying party shall not be liable for any fees or expenses of the legal advisors of the indemnified party incurred thereafter in connection with such action. In no event shall the indemnifying party be liable for the fees and expenses of more than one legal advisor for the indemnified party in connection with any one action or separate but similar or related actions arising out of the same general allegations or circumstances.

(e)    Whenever in the administration of this Agreement the Registrar shall deem it desirable that a matter be proved or established prior to taking, suffering or omitting any action hereunder, the Registrar may, in the absence of bad faith on its part, rely upon an order of the Province.

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(f)    The rights, privileges, protections, immunities and benefits given to the Registrar hereunder, including, without limitation, its right to be indemnified, are extended to, and shall be enforceable by, any of the other agents in each of their respective capacities hereunder.

14.    (a) Successor Registrar. The Province agrees that there shall at all times be a Registrar hereunder and that the registrar shall be a bank or trust company organized and doing business under the laws of the United States of America or of the State of New York, in good standing and having a place of business in the Borough of Manhattan, the City and State of New York, and authorized under such laws to exercise corporate trust powers, provided, the Province may choose to act at any time as its own fiscal agent, transfer agent, registrar and principal paying agent.

The Registrar shall not transfer or assign this Agreement or any interest or obligation herein without the Province’s prior written consent. Any corporation into which the Registrar hereunder may be amalgamated, merged or converted, or any corporation with which the Registrar may be consolidated, or any corporation resulting from any amalgamation, merger, conversion or consolidation to which the Registrar shall sell or otherwise transfer all or substantially all of the corporate trust business of the Registrar, provided that it shall be qualified as aforesaid, shall be the successor Registrar under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, but subject to prior notice to and the prior written approval of the Province.

(b)    Resignation and Removal. The Registrar may at any time resign by giving written notice to the Province of its resignation, specifying the date on which its resignation shall become effective (which shall not be less than 60 days after the date on which such notice is given unless the Province shall agree to a shorter period); provided that no such notice shall expire less than 30 days before or 30 days after the due date for any payment of principal or interest in respect of the Bonds. The Province may remove the Registrar at any time by giving written notice to the Registrar specifying the date on which such removal shall become effective, which effective date must be at least 30 days after the date on which such notice is given unless the Registrar shall agree to a shorter period.

Such resignation or removal shall only take effect upon the appointment by the Province of a successor Registrar and upon the acceptance of such appointment by such successor Registrar. Any Paying Agent or Additional Transfer Agent may resign or may be removed at any time upon like notice, and the Province in any such case may appoint in substitution therefor a new Paying Agent or Paying Agents or Additional Transfer Agent or Additional Transfer Agents. If the Province fails to appoint a successor Registrar 30 days prior to the date such resignation becomes effective, as the case may be, the Registrar may apply to a court of competent jurisdiction to seek the appointment of a successor Registrar.

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(c)    Bankruptcy or Insolvency of Registrar. The appointment of the Registrar hereunder shall forthwith terminate, whether or not notice of such termination shall have been given, if at any time the Registrar becomes incapable of performing its duties hereunder, or is adjudged bankrupt or insolvent, or files a voluntary assignment in bankruptcy or makes an assignment for the benefit of its creditors or consents to the appointment of a liquidator or receiver of all or any substantial part of its property or admits in writing its inability to pay or meet its debts as they mature or suspends payment thereof, or if a resolution is passed or an order made for the winding up or dissolution of the Registrar, or if a liquidator or receiver of the Registrar of all or any substantial part of its property is appointed, or if any order of any court is entered approving any petition filed by or against it under the provisions of any applicable bankruptcy or insolvency law, or if any public officer takes charge or control of the Registrar or its property or affairs for the purposes of rehabilitation, conservation or liquidation.

(d)    Appointment of Successor. Prior to the effective date of any such resignation or removal of the Registrar, or if the Registrar shall become unable to act as such or shall cease to be qualified as aforesaid, the Province shall appoint a successor Registrar, qualified as aforesaid. Upon the appointment of a successor Registrar and its acceptance of such appointment, the retiring Registrar shall, at the direction of the Province and upon payment of its compensation and expenses then unpaid, deliver and pay over to its successor any and all securities, money and any other properties then in its possession as Registrar and shall thereupon cease to act hereunder.

(e)    Payment of Certain Registrar’s Fees Upon Termination. If the Registrar resigns pursuant to Section 14(b) of this Agreement or ceases to act as the Province’s fiscal agent in respect of the Bonds pursuant to Section 14(c) of this Agreement, the Registrar shall only be entitled to annual fees otherwise payable to it under this Agreement on a pro rata basis for that period since the most recent anniversary of this Agreement during which the Registrar has acted as fiscal agent hereunder. In the event that the Registrar ceases to act as the Province’s fiscal agent in respect of the Bonds for any other reason, the Registrar shall be entitled to receive an amount equivalent to the full amount of the annual fees payable to it in respect of the Bonds pursuant to Section 12(a) of this Agreement.

15.    Meetings of Registered Holders of Bonds. (a) The Registrar shall convene a meeting of the registered holders of the Bonds for any lawful purpose affecting their interests upon receipt of a written request of the Province or a written request signed in one or more counterparts by the registered holders of not less than 10% of the principal amount of the Bonds then outstanding and upon being indemnified to its reasonable satisfaction by the Province or the registered holders of Bonds signing such request, as the case may be, against the costs which may be incurred in connection with the calling and holding of such meeting. If the Registrar fails to give notice convening such meeting within 30 days after receipt of such request and indemnity, the Province or such registered holders of Bonds, as the case may be, may convene such meeting. Every such meeting shall be held in Edmonton, Alberta, Canada or such other place as may be approved or determined by the Province with a simultaneous meeting to be held in New York City provided there are means of telecommunication which permit the participants to hear and speak to each other.

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(b)    At least 30 days’ notice of any meeting shall be given to the registered holders of the Bonds in the manner provided pursuant to the terms and conditions of the Bonds and a copy thereof shall be sent by prepaid courier to the Registrar unless the meeting has been called by the Registrar, and to the Province, unless the meeting has been called by the Province. Such notice shall state the time, place and purpose of the meeting and the general nature of the business to be transacted at the meeting, and shall include a statement to the effect that, prior to 48 hours before the time fixed for the meeting, (i) in the case of Bonds issued in the form of a Global Bond, those persons recorded in the Register, or (ii) in the limited circumstances in which Bonds in definitive registered form have been issued, those registered holders of Bonds who deposit their Bonds with the Registrar or any other person authorized for such purpose by the Registrar or the Province, shall be entitled to obtain voting certificates for appointing proxies (subject to such procedures and requirements as the Province and the Registrar may prescribe), but it shall not be necessary for any such notice to set out the terms of any resolution to be proposed at such meeting or any other provisions.

(c)    A registered holder of Bonds may appoint any person by instrument in writing as the holder’s proxy in respect of a meeting of the registered holders of Bonds or any adjournment of such meeting, and such proxy shall have all rights of the registered holder of Bonds in respect of such meeting. All written notices to DTC of meetings shall contain a requirement that the registered holders of Bonds must notify clearing system participants and, if known, beneficial owners of Bonds of the meeting in accordance with procedures established from time to time by such clearing systems. The registered holders of Bonds shall seek voting instructions on the matters to be raised at such meeting from the clearing system participants or, if known, from the beneficial owners of Bonds.

(d)    A person, who need not be a registered holder of Bonds, will be nominated in writing by the Registrar as chairperson of the meeting and if no person is so nominated or if the person so nominated is not present within 15 minutes from the time fixed for the holding of the meeting, the registered holders of the Bonds present in person or by proxy shall choose some person present to be chairperson, and failing such choice, the Province may appoint a chairperson.

(e)    At a meeting of registered holders of Bonds, a quorum shall consist of one or more registered holders of Bonds present in person or by proxy who represent at least a majority in principal amount of the Bonds at the time outstanding. If a quorum of the registered holders of Bonds shall not be present within one-half hour after the time fixed for holding any meeting, the meeting, if convened by or at the request of registered holders of Bonds, shall be dissolved, but if otherwise convened the meeting shall stand adjourned without notice to the same day in the next week (unless such day is not a business day in the place where the meeting is to take place in which case it shall stand adjourned until the next such business day following thereafter) at the same time and place unless the chairperson appoints some other place in Edmonton, Alberta, or some other day or time of which not less than seven (7) days’ notice shall be given in the manner provided above. At the adjourned meeting one or more registered holders of Bonds present in person or by proxy shall constitute a quorum and may transact the business for which the meeting was originally convened notwithstanding that they may not represent at least a majority in principal amount of the Bonds then outstanding.

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(f)    The chairperson of any meeting at which a quorum of the registered holders of Bonds is present may, with the consent of the registered holder(s) of a majority of principal amount of the Bonds represented thereat, adjourn any such meeting and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

(g)    Every motion or question submitted to a meeting shall be decided by Extraordinary Resolution (as defined below) and in the first place by the votes given on a show of hands. At any such meeting, unless a poll is duly demanded as herein provided, a declaration by the chairperson that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive of the fact. On any question submitted to a meeting when ordered by the chairperson or demanded by a show of hands by one or more registered holders of Bonds acting in person or by proxy and holding at least 2% in principal amount of the Bonds then outstanding, a poll shall be taken in such manner as the chairperson shall direct.

(h)    On a poll, each registered holder of Bonds present in person or represented by a proxy duly appointed by an instrument in writing shall be entitled to one vote in respect of each US$5,000 principal amount of Bonds of which the person shall then be the registered holder (calculated on a pro rata basis for registered holders who hold Bonds in integral multiples of US$1,000 in excess of US$5,000). A proxy need not be a registered holder of Bonds. In the case of Bonds held jointly, any one of the joint registered holders present in person or by proxy may vote in the absence of the other or others; but in case more than one of them be present in person or by proxy, only one of them may vote in respect of each US$5,000 principal amount of Bonds (or such greater amount of Bonds that is not an integral multiple of US$5,000) of which they are joint registered holders.

(i)    The Province and the Registrar, by their authorized representatives, officers and directors, and the financial and legal advisors of the Province and the Registrar may attend any meeting of the registered holders of Bonds, but shall have no vote as such.

(j)    Except as set forth in Section 19 hereof, the registered holders of the Bonds may consent by Extraordinary Resolution (as defined below) to any modification or amendment proposed by the Province to this Agreement and the Bonds. An Extraordinary Resolution duly passed at any such meeting shall be binding on all registered holders of Bonds, whether present or not; however, no such modification or amendment to this Agreement or the Bonds shall, without the consent of the registered holder of each such Bond affected thereby; (a) change the Maturity Date of any Bond or change any Interest Payment Date; (b) reduce the principal amount thereof or the rate of interest payable thereon; (c) change the coin or currency of payment of any Bond; (d) impair the right to institute suit for the enforcement of any such payment on or with respect to such Bond; or (e) reduce the percentage of principal amount of Bonds necessary for the taking of any action, including modification or amendment of this Agreement or the terms and conditions of the Bonds, or reduce the quorum required at any meeting of registered holders of Bonds.

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The term “Extraordinary Resolution” is defined as a resolution passed at a meeting of registered holders of Bonds held in accordance with the provisions of this Agreement and the Bonds by the affirmative vote of the registered holders of not less than 66 2/3% of the principal amount of the Bonds represented at the meeting in person or by proxy and who voted on the resolution or as an instrument in writing signed in one or more counterparts by the registered holders of not less than 66 2/3% in principal amount of the outstanding Bonds. The quorum at any such meeting for passing an Extraordinary Resolution is one or more registered holders of Bonds present in person or by proxy who represent at least a majority in principal amount of the then outstanding Bonds, or at any adjourned meeting called by the Province or the Fiscal Agent, one or more persons being or representing registered holders of Bonds whatever the principal amount of the Bonds so held or represented.

(k)    Minutes of all resolutions and proceedings at every meeting of registered holders of Bonds held in accordance with the provisions of this Agreement shall be made and entered in books to be from time to time provided for that purpose by the Registrar and any such minutes, if signed by the chairperson of the meeting at which such resolutions were passed or proceedings taken, or by the chairperson of the next succeeding meeting of the registered holders of Bonds, shall be prima facie evidence of the matters therein stated and, until the contrary is proved, every such meeting, in respect of the proceedings of which minutes shall have been made, shall be deemed to have been duly held and convened, and all resolutions passed and proceedings taken thereat to have been duly passed and taken.

(l)    Every Extraordinary Resolution passed in accordance with the provisions of this Agreement at a meeting of registered holders of Bonds shall be binding upon all the registered holders of Bonds, whether present at or absent from such meeting, and every instrument in writing signed by registered holders of Bonds in accordance with paragraph (j) of this Section 15 shall be binding upon all the registered holders of Bonds (whether or not a signatory). The Registrar shall be bound to give effect accordingly to every such Extraordinary Resolution.

(m)    The Registrar, or the Province with the approval of the Registrar, may from time to time make, and from time to time vary, such regulations as it shall from time to time deem fit:

(i)    for the deposit of instruments appointing proxies at such place as the Registrar, the Province or the registered holders of Bonds convening a meeting, as the case may be, may in the notice convening such meeting direct; and

15

(ii)    for the deposit of instruments appointing proxies at some approved place or places other than the place at which the meeting is to be held and enabling particulars of such instruments appointing proxies to be mailed or sent by any other means of recorded communication before the meeting to the Province or to the Registrar at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting.

Any regulation so made shall be binding and effective and votes given in accordance therewith shall be valid and shall be counted. Save as such regulations may provide, the only persons who shall be entitled to vote at a meeting of registered holders of Bonds shall be the registered holders thereof or their duly appointed proxies.

16.    Further Issues. The Province may from time to time, without notice to or the consent of the registered holders of the Bonds, create and issue further bonds having the same terms as the Bonds (except for the issue date, issue price and first interest payment date) and so that such further bonds shall be consolidated and form a single series with the Bonds and shall have the same terms as to status, redemption or otherwise as the Bonds. Any further bonds shall be issued with the benefit of an agreement supplemental to this Agreement.

17.    Reports. The Registrar shall furnish to the Province such reports as may be required by the Province relative to the Registrar’s performance under this Agreement. During the regular business hours of the Registrar, the Province may, whenever it deems it necessary, inspect books and records maintained by the Registrar pursuant to this Agreement, if any.

18.    Forwarding of Notice. If the Registrar shall receive any notice or demand addressed to the Province pursuant to the provisions of the Bonds, the Registrar shall promptly forward such notice or demand to the Province.

19.    Amendments. This Agreement and the Bonds may be amended or supplemented by the parties hereto, without notice to or the consent of the registered holder of any Bond, for the purpose of curing any ambiguity, or of curing, correcting or supplementing any defective provision contained herein or in the Bonds, or effecting the issue of further bonds as described under Section 16 of this Agreement, or in any other manner which the Province may deem necessary or desirable and which, in the reasonable opinion of the Province, shall not adversely affect the interests of the beneficial owners of the Bonds.

20.    Notices. (a) Any communications from the Province to the Registrar with respect to this Agreement shall be in writing and sent to The Bank of New York Mellon, 240 Greenwich Street, Floor 7E, New York, New York 10286, Attention: International Corporate Trust, Facsimile No.: (212) 815-5366/5390 and any communications from the Registrar to the Province with respect to this Agreement shall be in writing and be addressed to Treasury Board and Finance, 8th Floor, 9820 – 107 Street, Edmonton, Alberta T5K 1E7 Attention: Assistant Deputy Minister, Treasury and Risk Management (or such other address as shall be specified in writing by the Registrar or by the Province, as the case may be) and shall be delivered in person or sent by first class prepaid courier or by facsimile transmission subject, in the case of facsimile transmission, to confirmation by telephone to the foregoing addresses. Such notice shall take effect in the case of delivery in person, at the time of delivery, in the case of delivery by first class prepaid courier seven (7) business days after dispatch and in the case of delivery by facsimile transmission, at the time of confirmation by telephone.

16

(b)    All notices to the registered holders of Bonds will be published in English in The Wall Street Journal in New York, U.S.A., and The Globe and Mail or the National Post in Canada. If at any time publication in any such newspaper is not practicable, notices will be valid if published in an English language newspaper with general circulation in the respective market regions as the Province, with the written approval of the Registrar, shall determine. As long as the Bonds are listed on the Luxembourg Stock Exchange, and the rules of the Luxembourg Stock Exchange so require, notices will be published in a leading newspaper having general circulation in Luxembourg (which is expected to be the Luxemburger Wort) or on the Luxembourg Stock Exchange website at www.bourse.lu. Any such notice shall be deemed to have been given on the date of such publication or, if published more than once or on different dates, on the first date on which publication is made. Written notice will also be given to DTC, provided at the time of such notice the Bonds are represented by the Global Bonds.

21.    Governing Law and Counterparts. This Agreement shall be governed by, and interpreted in accordance with, the laws of the Province of Alberta and the laws of Canada applicable in Alberta. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

22.    Headings. The headings for the sections of this Agreement are for convenience only and are not part of this Agreement.

23.    Enurement. Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

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IN WITNESS WHEREOF, the parties hereto have executed this Fiscal Agency Agreement as of the date first above written.

PROVINCE OF ALBERTA

By:
Name: Lowell Epp
Title: Assistant Deputy Minister, Treasury and Risk Management, Treasury Board and Finance

The Bank of New York Mellon,
as Fiscal Agent, Registrar, Transfer Agent and Principal Paying Agent

By:
Name: Wanda Camacho
Title: Vice President

[Signature Page to Fiscal Agency Agreement]

EXHIBIT 1

[FORM OF GLOBAL BOND]

Unless this certificate is presented by an authorized representative of The Depository Trust Company, a New York corporation (55 Water Street, New York, New York) (the “Depository”), to the Province (as defined below) or its agent for registration of transfer, exchange or payment, and any certificate issued is registered in the name of Cede & Co. or in such other name as is requested by an authorized representative of the Depository (and any payment is made to Cede & Co. or to such other entity as is requested by an authorized representative of the Depository), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL inasmuch as the registered owner hereof, Cede & Co., has an interest herein.

REGISTERED NO. [●]	CUSIP: [●]
SERIES: [●]	ISIN: [●]

PROVINCE OF ALBERTA

[●] BONDS DUE [●], 20[●]

The Province of Alberta (the “Province”), for value received, hereby promises to pay to [●], or its registered assigns, the principal sum of [●] UNITED STATES DOLLARS (US$[●]) (the “Principal Amount”) in lawful money of the United States of America on [●], 20[●] (the “Maturity Date”) (or on such earlier date as the Principal Amount may become payable hereunder), upon presentation and surrender of this Bond and to pay interest thereon together with Additional Amounts (as defined below), if any at the rate of [●]% per annum from [●] until the principal hereof is paid. Interest for the period from, and including, [●] to, but excluding, [●], will be payable on [●], 20[●] (the “Initial Interest Payment Date”). Thereafter, interest on this Bond will be payable in two equal semi-annual installments in arrears on the [●] day of [●] and the [●] day of [●] in each year (each such date, and the Initial Interest Payment Date, an “Interest Payment Date”), until and including the Maturity Date or earlier Redemption Date, in each case in accordance with the terms of this Global Bond.

This is a fully registered Global Bond (the “Global Bond”) in respect of a duly authorized issue of debt securities of the Province designated as its [●]% Bonds, Series [●], due [●], 20[●] (the “Bonds”). This Global Bond is limited in aggregate principal amount to US$[●]. This Global Bond and all the rights of the registered holder hereof are expressly subject to a fiscal agency agreement dated as of [●] (the “Fiscal Agency Agreement”) between the Province and The Bank of New York Mellon, as fiscal agent, transfer agent, registrar and principal paying agent (the “Registrar”, which term includes any successor as fiscal agent, transfer agent, registrar and principal paying agent) to which Fiscal Agency Agreement reference is hereby made for a statement of the respective rights, duties and immunities of the Province, the Registrar and holders of the Bonds and the terms upon which the Bonds are, and are to be, authenticated and delivered. This Global Bond and the Fiscal Agency Agreement together constitute a contract, all the terms and conditions of which the registered holder by acceptance hereof assents to and is deemed to have notice of. Capitalized terms not defined herein shall have the meaning assigned to them in the Fiscal Agency Agreement. Further references herein to principal or interest shall be deemed to also refer to any Additional Amounts which may be payable hereunder.

This Global Bond is issued under the authority of Orders of the Lieutenant Governor in Council of the Province of Alberta made pursuant to the Financial Administration Act (Alberta). This Global Bond shall for all purposes be governed by, and construed in accordance with, the laws of the Province of Alberta and the laws of Canada applicable in Alberta.

Payment of the principal of and interest on this Global Bond is payable out of the General Revenue Fund of Alberta. This Global Bond is a direct unsecured obligation of the Province and as among the other Bonds, ranks pari passu and is payable without any preference or priority. This Global Bond ranks equally with all of the Province’s other unsecured and unsubordinated indebtedness and obligations from time to time outstanding.

Interest on this Global Bond will accrue from the most recent Interest Payment Date to which interest has been paid, or, if no interest has been paid or duly provided for, from [●], 20[●], until the principal hereof has been paid or duly made available for payment. Any overdue principal or interest on this Global Bond shall bear interest at the rate of [●]% per annum (before as well as after judgment) until paid, or if earlier, when the full amount of the monies payable has been received by the Registrar and notice to that effect has been given in accordance with the provisions set forth herein. The interest so payable, and punctually paid or duly provided for, on any Interest Payment Date will be paid to the person in whose name this Global Bond (or one or more predecessor Global Bonds) is registered at the close of business on [●] or [●] (whether or not a Business Day, as defined below), as the case may be, next preceding such Interest Payment Date (each such day a “Regular Record Date”). Any such interest not so punctually paid or duly provided for will be paid to the person in whose name this Global Bond (or one or more predecessor Global Bonds) is registered at the close of business on a special record date for the payment of such defaulted interest to be fixed by the Registrar, notice whereof shall be given to the registered holder hereof not less than ten (10) days prior to such special record date, or be paid at any time in any other lawful manner. Interest payments on this Global Bond will include interest accrued to but excluding the Interest Payment Dates. Interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

For the purposes only of disclosure required by the Interest Act (Canada) and without affecting the interest payable to the registered holder of this Global Bond, the yearly rate of interest which is equivalent to the rate of interest for any period of less than one year is the rate of interest for such period multiplied by a fraction, the numerator of which is the actual number of days in the calendar year in respect of which such calculation is made and the denominator of which is the actual number of days used in the calculation.

The Province confirms that it fully understands and is able to calculate the effective annual rate of interest applicable to this Global Bond based on the methodology for calculating per annum rates provided for in the paragraph above if applicable. The Province hereby irrevocably agrees not to plead or assert, whether by way of defence or otherwise, in any proceeding relating to this Global Bond or any transaction document, that the interest payable under this Global Bond and the calculation thereof has not been adequately disclosed to the Province, whether pursuant to Section 4 of the Interest Act (Canada) or any other applicable law or legal principle.

In the event that the Maturity Date, any Interest Payment Date or any Redemption Date (as defined in the Fiscal Agency Agreement) with respect to this Global Bond shall be a day that is not a Business Day, the registered holder hereof shall not be entitled to payment until the next following Business Day, and no further interest shall be paid in respect of the delay in such payment, unless such next following Business Day falls in the next succeeding calendar month, in which case the related payment will be made on the immediately preceding Business Day as if made on the date such payment was due. For purposes hereof, “Business Day” means a day other than a Saturday or Sunday on which banking institutions in the City of New York, the City of Toronto, Ontario, and the City of Edmonton, Alberta are not authorized or obligated by law or executive order to close.

If Bonds in definitive registered form are issued in exchange for this Global Bond, payment of the principal of such Bonds will be made upon presentation and surrender of such Bonds at the office of the Registrar maintained for that purpose in the Borough of Manhattan, the City and State of New York, or at the office of any Paying Agent appointed by the Province for such purpose pursuant to the Fiscal Agency Agreement. Payment of interest due prior to or on the Maturity Date will be made by forwarding by post or otherwise delivering a cheque, to the registered addresses of registered holders of Bonds, or, at the option of the Province, otherwise transferring funds to the registered holders of the Bonds. If the Maturity Date, the Redemption Date or any Interest Payment Date is a Business Day but is a day on which any Paying Agent is closed at the applicable place of payment, the registered holder will not be entitled to payment at such location until the next succeeding day other than a Saturday or Sunday on which banking institutions in such place of payment are not authorized or obligated by law or executive order to be closed and no further interest shall accrue in respect of the delay in such payment.

Payment of the principal of and interest on the Bonds will be made in such coin or currency of the United States as, at the time of payment, is legal tender for payment of public and private debts.

This Global Bond is not subject to any sinking fund and is not redeemable at the option of the Province, unless certain events occur involving Canadian taxation as set forth below, and is not repayable at the option of the holder prior to the Maturity Date.

All payments of, or in respect of, principal of and interest on this Global Bond will be made without withholding of or deduction for, or on account of, any present or future taxes, duties, assessments or charges of whatsoever nature imposed or levied by or on behalf of the Government of Canada, or any province or political subdivision thereof, or any authority thereof or agency therein having power to tax, unless such taxes, duties, assessments or charges are required by law or by the administration or interpretation thereof to be withheld or deducted. In that event, the Province (subject to its right of redemption described herein below) will pay to the registered holder, on behalf of the beneficial owner, of this Global Bond such additional amounts (the “Additional Amounts”) as will result (after withholding or deduction of the said taxes, duties, assessments or charges) in the payment to the holders of Bonds of the amounts which would otherwise have been payable in respect of the Bonds in the absence of such taxes, duties, assessments or charges, except that no such Additional Amounts shall be payable with respect to any Bond:

(a)    a beneficial owner of which is subject to such taxes, duties, assessments or charges in respect of such Bond by reason of such owner being connected with Canada otherwise than merely by the ownership as a non-resident of Canada of such Bond, but only to the extent of such owner’s interest(s) therein;

(b)    presented for payment more than 15 days after the Relevant Date, except to the extent that the holder thereof would have been entitled to such Additional Amounts on the last day of such period of 15 days. For this purpose, the “Relevant Date” in relation to any Bond means whichever is the later of:

(i)    the date on which the payment in respect of such Bond becomes due and payable; or

(ii)    if the full amount of the monies payable on such date in respect of such Bond has not been received by the Registrar on or prior to such date, the date on which notice is duly given to the holders of Bonds that such monies have been so received;

(c)    by or on behalf of a holder who would have been able to avoid such withholding or deduction by presenting (where presentation is required) the relevant Bond to another paying agent in a Member State of the European Union; or

(d)    as a result of any tax, assessment, withholding or deduction required by Sections 1471 through 1474 of the U.S. Internal Revenue Code of 1986, as amended (“FATCA”), any current or future U.S. Treasury Regulations or rulings promulgated thereunder, any law, regulation or other official guidance enacted in any jurisdiction implementing FATCA, any intergovernmental agreement between the United States and any other jurisdiction to implement FATCA, or any agreement with the U.S. Internal Revenue Service under FATCA.

Unless previously redeemed for tax reasons, as provided below, or repurchased by the Province, the Principal Amount of this Global Bond is due and payable on [●], 20[●].

The Bonds may be redeemed at the option of the Province in whole, but not in part, at any time, on giving not less than 30 days’ and no more than 60 days’ notice to registered holders of Bonds in accordance with Section 20 of the Fiscal Agency Agreement (which notice shall be irrevocable), at 100% of the principal amount thereof, together with interest accrued thereon to the Redemption Date, if (a) the Province has or will become obliged to pay Additional Amounts as provided herein, as a result of any change in, or amendment to, the laws or regulations of Canada or any province or political subdivision thereof, or any authority thereof or agency therein having power to tax, or any change in the application or official interpretation of such laws or regulations, which change or amendment becomes effective on or after [●], and (b) such obligation cannot be avoided by the Province taking reasonable measures available to it, provided that no such notice of redemption shall be given earlier than 90 days prior to the earliest date on which the Province would be obliged to pay such Additional Amounts were a payment in respect of the Bonds then due. Prior to the publication of any notice of redemption pursuant to this paragraph, the Province shall deliver to the Registrar a certificate signed by an officer of the Province stating that the Province is entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to the right of the Province so to redeem have occurred.

The Registrar has been appointed registrar for the Bonds, and the Registrar will maintain at its office in the Borough of Manhattan, the City and State of New York, a register (herein, the “Register”) for the registration of Bonds and the registration of transfers and exchanges of Bonds. Subject to the limitations, terms and conditions set forth herein and in the Fiscal Agency Agreement, this Global Bond may be transferred at the office of the Registrar by surrendering this Global Bond for cancellation, and thereupon the Registrar shall issue and register in the name of the transferee, in exchange therefor, a new Global Bond (or other global security in the case of a transfer to a successor depositary) having identical terms and conditions and having a like aggregate principal amount in authorized denominations.

Upon the occurrence of certain events specified in Section 6 of the Fiscal Agency Agreement, this Global Bond is exchangeable at the office of the Registrar for Bonds in definitive registered form without coupons in authorized denominations of US$5,000 and integral multiples of US$1,000 for amounts in excess of US$5,000 in an equal aggregate principal amount and having identical terms and conditions as this Global Bond, except to the extent that such terms and conditions specifically relate to this Global Bond as a global security. On or after such exchange, the Registrar, to the extent reasonably practicable in the circumstances, shall make all payments to be made in respect of such Bonds in definitive registered form to the registered holders thereof regardless of whether such exchange occurred after the record date for such payment. If this Global Bond is surrendered for transfer, it shall be accompanied by a written instrument of transfer in form satisfactory to the Registrar and executed by the registered holder in person or by the holder’s attorney duly authorized in writing. No service charge will be imposed for any such transfers and exchanges in the normal course of business, but the Province may require payment of a sum sufficient to cover any stamp or other tax or other governmental charge in connection therewith.

The Registrar shall not be required to register any transfer or exchange of this Global Bond during the period from any Regular Record Date to the corresponding Interest Payment Date or during the period from the Redemption Record Date (as defined in the Fiscal Agency Agreement) to the Redemption Date. Neither the Province nor the Registrar shall be required to make any exchange of Bonds, if as a result thereof, the Province may incur adverse tax or other similar consequences under the laws or regulations of any jurisdiction in effect at the time of the exchange. No provision of this Global Bond or of the Fiscal Agency Agreement shall alter or impair the obligation of the Province, which is absolute and unconditional, to pay the principal of and interest on this Global Bond at the time, place and rate, and in the coin or currency, herein prescribed.

The Province, the Registrar and any Paying Agent may treat the holder in whose name this Global Bond is registered as the absolute owner hereof for all purposes, whether or not this Global Bond is overdue, and none of the Province, the Registrar or any Paying Agent shall be affected by notice to the contrary. All payments to or on the order of the registered holder of this Global Bond are valid and effectual to discharge the liability of the Province and the Registrar and any Paying Agent hereon to the extent of the sum or sums paid.

The Province’s obligation to pay an amount of interest on the Bonds will cease if a claim for the payment of such interest is not made within the greater of two years, or any period prescribed by law, after the date on which such interest becomes due and payable. The Province’s obligation to pay the principal amount of the Bonds will cease if the Bonds are not presented for payment within the greater of two years, or any period prescribed by law, after the date on which such principal becomes due and payable.

The Province and the Registrar may, at any time or from time to time, without notice to or the consent of the registered holder of any Bond, enter into one or more agreements supplemental to the Fiscal Agency Agreement to create and issue further bonds having the same terms as the Bonds (except for the issue date, issue price and first interest payment date) and so that such further bonds shall be consolidated and form a single series with the Bonds and shall have the same terms as to status, redemption or otherwise as the Bonds; provided, that if the further Bonds are not fungible with the outstanding bonds for U.S. federal income tax purposes, they will trade under a separate CUSIP number.

The Fiscal Agency Agreement and the Bonds may be amended by the Province on the one hand, and the Registrar, on the other hand, without notice to or the consent of the registered holder of any Bond, for the purpose of curing any ambiguity, or curing, correcting or supplementing any defective provisions contained therein or herein, or effecting the issue of further bonds as described above or in any other manner which the Province may deem necessary or desirable and which, in the reasonable opinion of the Province, on the one hand, and the Registrar, on the other hand, will not adversely affect the interests of the beneficial owners of Bonds.

The Fiscal Agency Agreement contains provisions for convening meetings of registered holders of Bonds to consent by Extraordinary Resolution (as defined below) to any modification or amendment proposed by the Province to the Fiscal Agency Agreement (except as provided in the two immediately preceding paragraphs) and the Bonds (including the terms and conditions contained herein).

An Extraordinary Resolution duly passed at any such meeting shall be binding on all registered holders of Bonds, whether present or not; however, no such modification or amendment to the Fiscal Agency Agreement or to the terms and conditions of the Bonds may, without the consent of the registered holder of each such Bond affected thereby: (a) change the Maturity Date of any such Bond or change any Interest Payment Date; (b) reduce the principal amount of any such Bond or the rate of interest payable thereon; (c) change the currency of payment of any such Bond; (d) impair the right to institute suit for the enforcement of any payment on or with respect to such Bond; or (e) reduce the percentage of the principal amount of Bonds necessary for the taking of any action, including modification or amendment of the Fiscal Agency Agreement or the terms and conditions of the Bonds, or reduce the quorum required at any meeting of registered holders of Bonds.

The term “Extraordinary Resolution” is defined in the Fiscal Agency Agreement as a resolution passed at a meeting of registered holders of Bonds by the affirmative vote of the registered holders of not less than 66 2/3% of the principal amount of Bonds represented at the meeting in person or by proxy and who voted on the resolution or as an instrument in writing signed by the registered holders of not less than 66 2/3% in principal amount of the outstanding Bonds. The quorum at any such meeting for passing an Extraordinary Resolution is one or more registered holders of Bonds present in person or by proxy who represent at least a majority in principal amount of the Bonds at the time outstanding, or at any adjourned meeting called by the Province or the Registrar, one or more persons being or representing registered holders of Bonds whatever the principal amount of the Bonds so held or represented.

All notices to the registered holders of Bonds will be published in English in The Wall Street Journal in New York, U.S.A., and The Globe and Mail or the National Post in Canada. If at any time publication in any such newspaper is not practicable, notices will be valid if published in an English language newspaper with general circulation in the respective market regions as the Province shall determine. As long as the Bonds are listed on the Luxembourg Stock Exchange, and the rules of the Luxembourg Stock Exchange so require, notices will be published in a leading newspaper having general circulation in Luxembourg (which is expected to be the Luxemburger Wort) or on the Luxembourg Stock Exchange website at www.bourse.lu. Any such notice shall be deemed to have been given on the date of such publication or, if published more than once or on different dates, on the first date on which publication is made.

If definitive Bonds are issued and for so long as the Bonds are listed on the Luxembourg Stock Exchange and the rules of such stock exchange so require, the Province will appoint and maintain a Paying Agent and a Transfer Agent in Luxembourg.

Unless the certificate of authentication hereon has been executed by the Registrar, this Global Bond shall not be entitled to any benefit under the Fiscal Agency Agreement or be valid or obligatory for any purpose.

This Global Bond may be executed, authenticated and delivered in counterparts (including by facsimile transmission or electronic transmission (including .pdf file, .jpeg file or any electronic signature complying with the U.S. federal ESIGN Act of 2000, including Orbit, Adobe Sign, DocuSign, or any other similar platform identified by the Province and reasonably available at no undue burden or expense to the Registrar), each of which will be deemed an original, and all of which together constitute one and the same instrument.

IN WITNESS WHEREOF, the Province of Alberta, pursuant to due authorization of law, has caused this Global Bond to be duly executed by an authorized representative.

DATED: [●], 20[●]	PROVINCE OF ALBERTA

By:
Authorized Signing Officer

REGISTRAR’S CERTIFICATE OF AUTHENTICATION

This is one of the Bonds of the series designated therein referred to in the within-mentioned Fiscal Agency Agreement.

THE BANK OF NEW YORK MELLON
as Registrar

By:
Authorized Signatory

[Signature Page to Global No. [●]]

Exhibit D

Legal Services Division Finance & Treasury Legal Team 2nd Floor Peace Hills Trust Tower 10011 – 109 Street Edmonton, Alberta T5J 3S8 Canada Telephone: 780-422-7677 Email: margaret.mansell@gov.ab.ca

September 2, 2020

Province of Alberta

Treasury Board and Finance

8th Floor Federal Building, 9820 – 107 Street

Edmonton, Alberta T5K 1E7

Attention: President of Treasury Board and Minister of Finance

Dear Sirs/Mesdames:

Re:	Province of Alberta – Registration Statement on Schedule B

We have acted on behalf of Her Majesty the Queen in right of Alberta as represented by the President of Treasury Board and Minister of Finance (the “Province”), in connection with the Registration Statement under Schedule B of the United States Securities Act of 1933, as amended (the “Securities Act”), filed on September 2, 2020 with the Securities and Exchange Commission (the “SEC”)(the “Registration Statement”), pursuant to which the Province proposes to issue and sell from time to time up to US$25,500,000,0000 of its debt securities (the “Debt Securities”) and/or warrants (the “Warrants”).

In connection with the rendering of this opinion, we have examined the following:

1.	the Registration Statement;

2.	the form of underwriting agreement included as Exhibit A to the Registration Statement;

3.	the form of fiscal agency agreement included as Exhibit B to the Registration Statement (the “Form of FAA”);

4.	the form of Debt Securities included as Exhibit 1 to the Form of FAA;

5.	the Financial Administration Act (Alberta), as amended;

6.	the Interpretation Act (Alberta), as amended;

7.	the Proceedings Against the Crown Act (Alberta), as amended;

8.	the Government Organization Act (Alberta), as amended, and the regulations thereunder; and

9.

copies of the Orders of the Lieutenant Governor in Council of the Province of Alberta (“Orders in Council”) numbered O.C. 465/2017 and O.C. 131/2020, respectively, authorizing the President of Treasury Board and Minister of Finance, on behalf of the Province, to raise money by the issue and sale from time to time of, among other instruments, notes, bonds, debentures or warrants, and to include such terms and conditions as are approved, from time to time, by the President of Treasury Board and Minister of Finance.

We have also examined such other documents as we have considered appropriate and necessary as a basis for the opinions hereinafter expressed.

In examining the documents referred to above, and in giving this opinion, we have assumed, without independent verification the genuineness of all signatures on such documents or the originals thereof, the authenticity of all documents submitted to us as originals and the completeness and conformity to original documents of all documents submitted to us as photostatic, telecopied, electronic or certified copies and the authenticity of the originals of such copies.

Based on the foregoing, and subject to the limitations and assumptions set out herein, we are of the opinion that the Debt Securities and/or the Warrants, when the specific terms of a particular issuance of Debt Securities and/or Warrants have been duly authorized by the Province, including by any other Orders in Council not specifically listed in item 9 above, and such Debt Securities and/or Warrants have been duly executed, authenticated and delivered, will constitute valid, binding and direct obligations of the Province enforceable in accordance with their terms. The above opinion is based only on the laws in force in the Province of Alberta on the date hereof, including the federal laws of Canada applicable in Alberta. We have not examined the laws of any other jurisdiction and do not express or imply any opinion thereon.

Proceedings against the Province are governed by the Proceedings Against the Crown Act (Alberta), and equitable remedies of specific performance and injunctive relief are generally not available as remedies against the Province.

The enforceability of Debt Securities and/or Warrants may also be limited by bankruptcy, insolvency or other similar laws affecting enforcement of creditors’ rights and is subject to the discretionary nature of equitable remedies.

This opinion is provided solely for the benefit of the party to whom it is addressed and in connection with the transaction to which it relates. It may not be quoted, in whole or in part, or otherwise referred to, used or relied upon for any other purpose. We expressly disclaim any undertaking or obligation to modify this opinion to reflect changes in facts or developments in the law which may occur after the date hereof.

I hereby consent to the filing of this opinion with the Registration Statement and the use of the name of the legal counsel of the Department of Justice and Solicitor General, Province of Alberta, under the caption “Legal Matters” in the prospectus constituting a part of the Registration Statement and in any prospectus supplement relating thereto. In giving such consent, I do not thereby admit that I am an expert with respect to any part of the Registration Statement, including this exhibit, within the meaning of the term “expert” as used in the Securities Act, or the rules and regulations of the SEC issued thereunder.

Yours very truly,

DEPARTMENT OF JUSTICE AND SOLICITOR GENERAL,

PROVINCE OF ALBERTA

Per:	/s/ Margaret Mansell
Margaret Mansell
Legal Counsel